Form 10KSB, Exhibit 13
period 2000-06-30
SECURITY FINANCIAL BANCORP INC
filed 2000-09-28
CIK 1094635

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Security Financial including its subsidiary, Security Federal, for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Security Financial contained later in this annual report.

                                                                    At June 30,
                                                                    -----------
                                                           2000         1999         1998
                                                           ----         ----         ----
                                                                  (In thousands)
SELECTED FINANCIAL DATA:
Total assets                                              $189,606    $191,495     $288,078
Cash and cash equivalents                                    9,854       4,520        8,502
Loans held for sale                                            357       3,430       49,487
Loans receivable, net                                      131,693     148,316      180,845
Securities available-for-sale:
    Mortgage-backed securities                               3,566       3,980        6,794
    Investment securities                                   23,531      13,893       17,055
Deposits                                                   151,589     165,717      234,376
Total borrowings                                                --       5,000       31,815
Total equity                                                36,486      18,532       19,220

                                                                  Year ended June 30,
                                                                  -------------------
                                                           2000         1999         1998
                                                           ----         ----         ----
                                                                  (In thousands)
SELECTED OPERATING DATA:
Total interest income                                     $ 13,962    $ 17,779     $ 23,985
Total interest expense                                       6,222       9,424       15,466
                                                          --------    --------     --------
    Net interest income                                      7,740       8,355        8,519
Provision for loan losses                                      225         750          550
                                                          --------    --------     --------
Net interest income after provision for loan losses          7,515       7,605        7,969
                                                          --------    --------     --------
Noninterest income:
    Loan servicing fees, net of amortization                     7        (516)        (201)
    Gain on sale of loans and servicing rights from
      secondary marketing activities                           295       1,527        2,138
    Gain on sale of loans transferred to held-for-sale          --          --        1,632
    Other noninterest income                                   762       1,076        1,252
                                                          --------    --------     --------
        Total noninterest income                             1,064       2,087        4,821
                                                          --------    --------     --------
Noninterest expense:
    Compensation and benefits                                3,948       5,754        8,023
    Other noninterest expense                                3,653       4,546        5,601
                                                          --------    --------     --------
        Total noninterest expense                            7,601      10,300       13,624
                                                          --------    --------     --------
Income (loss) before income taxes                              978        (608)        (834)
Income tax provision (benefit)                                  --          --           --
                                                          --------    --------     --------

    Net income (loss)                                     $    978    $   (608)    $   (834)
                                                          ========    ========     ========


                                                                              2.

                                                                          At June 30,
                                                                          -----------
                                                                   2000      1999       1998
                                                                   ----      ----       ----
SELECTED OTHER DATA:
Number of:
    Mortgage loans outstanding                                     2,119     2,445      3,252
    Deposit accounts                                              17,018    18,778     20,227
    Full-service offices                                               6         7          7

                                                               At or for the year ended at June 30,
                                                               ------------------------------------
                                                                   2000      1999       1998
                                                                   ----      ----       ----
SELECTED FINANCIAL RATIOS AND
  OTHER DATA:
Performance Ratios:
    Return on assets (1)                                             .51%    (0.24)%    (0.25)%
    Return on equity (2)                                            3.53     (3.11)     (4.08)
    Average interest rate spread (3)                                3.91      3.46       2.61
    Interest rate spread at year end                                4.15      4.03       3.20
    Net interest margin (4)                                         4.37      3.64       2.76
    Operating (noninterest) expense to average total assets         3.99      4.10       4.08
    Efficiency Ratio (5)                                           86.34     98.64     102.13
    Average interest-earning assets to average
      interest-bearing liabilities                                113.16    104.47     102.88

Capital Ratios:
    Tangible capital ratio                                         14.48      9.63       6.69
    Core capital ratio                                             14.48      9.63       6.69
    Risk-based capital ratio                                       23.56     14.94      10.68
    Ratio of average equity to average assets                      14.53      7.78       6.13

Asset Quality Ratios:
    Non-performing loans to total loans                             1.34      1.41       1.61
    Allowance for loan losses to non-performing loans (6)          81.40     69.72      43.83
    Allowance for loan losses to total loans                        1.09      0.98       0.71

(1)   Net income divided by average total assets.
(2)   Net income divided by average total equity.
(3) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(4)   Net interest income as a percentage of average interest-earning assets.
(5) Noninterest expense divided by the sum of net interest income and noninterest income (excluding gain on sale of securities).
(6)   Nonperforming loans consist of nonaccrual loans.


                                                                              3.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgage and, to a lesser extent, consumer and other loans primarily in its market areas, and to acquire securities. The Company's revenues are derived principally from interest earned on loans and securities, and gains from sales of first mortgage loans in the secondary market and fees from other banking-related services. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, primarily the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities and mortgage loan sales volumes are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable and securities and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The Company, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake--and specifically disclaims any obligation--to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.


                                                                              4.

The following presents management's discussion and analysis of the results of operations and financial condition of Security Financial Bancorp, Inc. as of the dates and the for the periods indicated. This discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto and other financial data appearing elsewhere in the annual report.

Comparison of Financial Condition at June 30, 2000 and June 30, 1999

Total assets at June 30, 2000 were $189.6 million compared to $191.5 million at June 30, 1999, a decrease of $1.9 million, or 1.0%. The decrease was primarily a result of loan repayments due to a decrease in market interest rates, and sales of loans and mortgage servicing rights, and the proceeds from the sale of stock in the Company's initial public offering which decreased Security Federal's need for funds and enabled management to reduce high-cost deposits by $8.2 million and reduce borrowed funds by $5.0 million. The sale of mortgage servicing rights was done as part of management's strategy to cease its former strategy involving accelerating Security Federal's mortgage banking operations in order to decrease expenses associated with these operations.

Total equity at June 30, 2000 was $36.5 million compared to $18.5 at June 30, 1999, an increase of $18.0 million or 97.3%. The increase was primarily the result of Security Financial's initial public offering which raised $18.6 million. Net income of $978,000, offset by a $114,000 increase in the unrealized loss on securities available-for-sale, also contributed to the increase in equity.

Comparison of Operating Results for the Years Ended June 30, 2000 and June 30, 1999

General. Net income for the year ended June 30, 2000 was $978,000 compared to a $608,000 net loss for the year ended June 30, 1999, an increase of $1.6 million. The increase was primarily a result of a $2.7 million decrease in noninterest expense. The $1.8 million decrease in compensation and benefits primarily resulted from the termination of a substantial number of personnel the Company employed to handle its loan servicing operations, which substantially ceased in 1999. The decrease in noninterest expense was offset by a $1.0 million dollar decrease in noninterest income related to a decline in gain on the sale of loans to the secondary market.

Interest Income. Interest income for the year ended June 30, 2000 was $14.0 million compared to $17.8 million for the year ended June 30, 1999, a decrease of $3.8 million, or 21.3%. The decrease was primarily a result of a decrease in the average balance of interest earning assets to $177.2 million for the year ended June 30, 2000 from $229.4 million for the year ended June 30, 1999 while the average yield on interest-earning assets increased to 7.88% for the year ended June 30, 2000 from 7.75% for the year ended June 30, 1999.

Interest Expense. Interest expense for the year ended June 30, 2000 was $6.2 million compared to $9.4 million for the year ended June 30, 1999, a decrease of $3.2 million, or 34.0%. The decrease was primarily the result of a decrease in the average balance of interest-bearing liabilities to $156.6 million for the year ended June 30, 2000 from $219.6 for the year ended June 30, 1999, primarily due to the reduction in high-cost deposits and the repayment of outstanding borrowings. Additionally, the average cost of funds decreased to 3.97% for the year ended June 30, 2000 from 4.29% for the year ended June 30, 1999, primarily from the


                                                                              5.

Company's repayment of borrowed funds which carried interest rates in excess of 6.50%. The average cost of certificates of deposit in particular decreased to 4.99% for the fiscal year ended June 30, 2000 from 5.15% for the fiscal year ended June 30, 1999 as a result of management's efforts to reduce levels of higher cost deposit accounts.

Net Interest Income. Net interest income of $7.7 million for the year ended June 30, 2000 reflects a decrease of $615,000 or 7.4% from the same period in 1999. The decrease in net interest income was primarily a result of a decline in both the Company's interest-earning assets, which was offset by an increase in the net interest spread to 3.91% for the year ended June 30, 2000 from 3.46% for the year ended June 30, 1999, as well as an increase in the net interest margin to 4.37% from 3.64% for the same period. The increase in net interest spread and net interest margin were due primarily to the Company's repayment of high cost borrowings and certificates of deposit in furtherance of management's change in strategy.

Provision for Loan Losses. The Company's provision for loan losses for the year ended June 30, 2000 decreased $525,000 to $225,000 from $750,000 for the year ended June 30, 1999 primarily due to decreased loan charge-off activity during 2000. The amount of provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors. The loan loss provision for the year ended June 30, 2000 is indicative of management's assessment of the adequacy of the allowance for loan losses, given trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

Noninterest Income. Noninterest income for the year ended June 30, 2000 was $1.1 million compared to $2.1 million for the year ended June 30, 1999, a decrease of $1.0 million, or 47.6%. The decrease was primarily a result of a decline of $1.2 million in gains from sales of mortgage loans and servicing rights to $295,000 for the year ended June 30, 2000 from $1.5 million for the year ended June 30, 1999.

Noninterest Expense. Noninterest expense for the year ended June 30, 2000 was $7.6 million compared to $10.3 million for the year ended June 30, 1999, a decrease of $2.7 million, or 26.2%. Several factors contributed to the decrease, including a $1.8 million decrease in compensation and employee benefits attributable to a decrease in the number of employees from 112 at June 30, 1999 to 90 at June 30, 2000 as part of management's plan to continue to reduce operating costs. The decline in noninterest expense was also the result of a $230,000 decrease in data processing expense attributable to a reduction of the Company's mortgage banking activities.

Income Taxes. There was no provision for income taxes for the year ended June 30, 2000 or for the year ended June 30, 1999 due to the use of the Company's net operating loss carryovers in 2000 and an operating loss in 1999. Net operating loss carryovers expire in fiscal 2013, however, management expects the net operating loss carryovers will be exhausted during fiscal year 2001 and thereafter the Company will be taxed at the normal federal and state tax rates.


                                       6.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4.0% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At June 30, 2000, the Bank's liquidity ratio for regulatory purposes was 24.3%.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $4.7 million and $54.4 million for the years ended June 30, 2000 and 1999, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of securities and certificates of deposit with other financial institutions, offset by principal collections on loans, proceeds from maturation of securities. Net cash from financing activities consisted primarily of the stock issuance proceeds, activity in deposit accounts and Federal Home Loan Bank advances.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At June 30, 2000, cash and short-term investments totaled $9.9 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale, federal funds purchased, and Federal Home Loan Bank advances as a source of funds. At June 30, 2000, the Company had the ability to borrow a total of approximately $68.2 million from the Federal Home Loan Bank of Indianapolis. On that date, the Company had no outstanding advances.

At June 30, 2000, the Company had outstanding commitments to originate loans of $1.3 million, all of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through FHLB borrowings. Certificates of deposit which are scheduled to mature in one year or less from June 30, 2000 totaled $70.2 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Company. Based on the foregoing, in addition to the Company's high level of core deposits and capital, the


                                                                              7.

Company considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and
(iv) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations and mortgage-backed securities of short duration. If the Company requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis.

The Bank is subject to various regulatory capital requirements imposed by the OTS. At June 30, 2000, the Company was in compliance with all applicable capital requirements. See "Regulation - Regulatory Capital Requirements" and "Pro Forma Regulatory Capital Analysis" and Note 13 of the Notes to Consolidated Financial Statements.

Impact of Accounting Pronouncements

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, issued in June 1998 (as amended by SFAS No.
137), standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. The statement requires entities to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value, gains and losses, of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reasons for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. The statement is effective for fiscal years beginning after June 15, 2000. The statement is not expected to affect the Company because the Company does not currently purchase derivative instruments or enter into hedging activities.

Effect of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.


                                                                              8.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Nonaccruing loans have been included in the average loan amounts. Average balances were derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances causes any material differences in the information presented.

                                                                                    Year ended June 30,
                                                          -----------------------------------------------------------------------
                                  At June 30, 2000                    2000                                     1999
                                  ----------------        ---------------------------------     ---------------------------------
                                              Average                               Average                               Average
                                               Yield/     Average                    Yield/     Average                    Yield/
                                Balance         Rate      Balance    Interest         Rate      Balance    Interest         Rate
                                -------         ----      -------    --------         ----      -------    --------         ----
Interest-earning assets:
   Loans
     receivable (1)            $132,050         8.29%    $142,337    $ 11,602         8.15%    $196,997    $ 15,806         8.02%
   Mortgage-
     backed securities            3,566         7.05        3,804         252         6.62        5,928         378         6.38
   Securities (2)                28,831         7.00       23,609       1,552         6.57       19,864       1,189         5.99
   Other interest-
     earning assets              11,391         6.74        7,418         556         7.50        6,639         406         6.12
                               --------                  --------    --------                  --------    --------
      Total interest-
        earning assets          175,838         8.09      177,168      13,962         7.88      229,428      17,779         7.75
   Non-interest-
     earning assets              13,768                    13,560                                21,790
                               --------                  --------                              --------

      Total assets             $189,606                  $190,728                              $251,218
                               ========                  ========                              ========
Interest-bearing
  liabilities:
   Deposits:
      NOW accounts             $  6,296         1.34     $  7,963         113         1.42     $ 16,353         111         0.68
      Money market
        accounts                  7,573         2.79        6,377         167         2.62        6,232         165         2.65
      Savings
        accounts                 41,914         2.39       45,480       1,090         2.40       46,412       1,146         2.47
      Certificates
        of deposit               91,281         5.29       95,501       4,766         4.99      124,857       6,428         5.15
                               --------                  --------    --------                  --------    --------
        Total
          deposits              147,064         3.94      155,321       6,136         3.95      193,854       7,850         4.05
   FHLB advances                     --           --        1,300          86         6.62       25,749       1,574         6.11
                               --------                  --------    --------                  --------    --------
      Total interest-
        bearing liabilities     147,064         3.94      156,621       6,222         3.97      219,603       9,424         4.29
                               --------      -------     --------    --------      -------     --------    --------     --------
   Noninterest-
     bearing liabilities          6,056                     6,386                                12,065
                               --------                  --------                              --------
      Total liabilities         153,120                   163,007                               231,668
   Equity                        36,486                    27,721                                19,550
                               --------                  --------                              --------
      Total liabilities
        and equity             $189,606                  $190,728                              $251,218
                               ========                  ========                              ========


                                                                              9.

                                                                    Year ended June 30,
                                     ------------------------------------------------------------------------
                                                      2000                                  1999
                                     -----------------------------------------   ----------------------------
                                      Average                          Average                        Average
                                      Yield/    Average                Yield/    Average               Yield/
                                       Rate     Balance   Interest      Rate     Balance   Interest     Rate
                                       ----     -------   --------      ----     -------   --------     ----
Net interest income/
  interest rate spread                 4.15%              $  7,740      3.91%             $  8,355      3.46%
                                     ======               ========    ======              ========    ======
Net interest margin/
  interest earning assets                                               4.37%                           3.64%
                                                                      ======                          ======
Ratio of interest-
  earning assets to
  interest-bearing liabilities                                        113.16%                         104.47%
                                                                      ======                          ======

(1)   Includes loans held for sale.
(2)   Includes Federal Home Loan Bank stock.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of Security Federal. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

                                                         Year ended June 30, 2000
                                                          compared to year ended
                                                               June 30, 1999
                                                               -------------
                                                       Increase (Decrease)
                                                            Due to
                                                            ------
                                                        Rate       Volume      Total
                                                        ----       ------      -----
                                                            (Dollars in thousands)
Interest-earning assets:
   Loans receivable                                    $   248     $(4,452)    $(4,204)
   Mortgage-backed securities                               14        (140)       (126)
   Investment securities                                   124         239         363
   Other interest-earning assets                            99          51         150
                                                       -------     -------     -------
      Total interest-earning assets                        485      (4,302)     (3,817)

Interest-bearing liabilities:
   Deposits:
      NOW accounts                                          79         (77)          2
      Money market accounts                                 (2)          4           2
      Savings accounts                                     (33)        (23)        (56)
      Certificates of deposit                             (192)     (1,470)     (1,662)
   FHLB advances                                           120      (1,608)     (1,488)
                                                       -------     -------     -------
      Total interest-bearing liabilities                   (28)     (3,174)     (3,202)
                                                       -------     -------     -------

         Increase (decrease) in net interest income    $   513     $(1,128)    $  (615)
                                                       =======     =======     =======


                                                                             10.

Market Risk Analysis

General. The Company's profitability depends primarily on its net interest income, which is the difference between the income it receives on its loan and investment portfolio and its cost of funds, which consists of interest paid on deposits and borrowings. Net interest income is also affected by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The Company's profitability is also affected by the level of income and expenses. Noninterest income includes service charges and fees. Noninterest expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums and data processing expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policies.

Qualitative Aspects of Market Risk. In an attempt to manage its exposure to changes in interest rates, management monitors Security Federal's interest rate risk. The Board of Directors reviews at least quarterly Security Federal's interest rate risk position and profitability. The Board of Directors also reviews Security Federal's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of Security Federal's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis Security Federal's asset/liability position, including simulations of the effect on Security Federal's capital of various interest rate scenarios.

In managing its asset/liability mix, Security Federal, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, often places more emphasis on managing short-term net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

The Board has taken a number of steps to manage Security Federal's vulnerability to changes in interest rates. First, Security Federal uses customer service and marketing efforts to increase Security Federal's non-certificate accounts. At June 30, 2000, $60.3 million or 39.8% of Security Federal's deposits consisted of demand, passbook, NOW and money market accounts. Security Federal believes that these accounts represent "core" deposits which are generally somewhat less interest rate sensitive than other types of deposit accounts. Second, while Security Federal continues to originate 30 year fixed rate residential loans, all such loans are sold in the secondary market. Currently, over 55% of Security Federal's loans carry adjustable interest rates. Finally, Security Federal has focused a significant portion of its investment activities on securities with terms of five years or less. At June 30, 2000, $17.6 million or 65.1% of Security Federal's securities had terms to maturity of five years or less based on their carrying value in addition to Security Federal's mortgage-backed securities which provide for regular principal repayments.


                                                                             11.

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision adopted a rule incorporating an interest rate risk component into the risk-based capital rules. Using data compiled by the Office of Thrift Supervision, Security Federal receives a report which measures interest rate risk by modeling the change in net portfolio value over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the Office of Thrift Supervision to replace the "gap" analysis, which is the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement. Under Office of Thrift Supervision regulations, an institution with a greater than "normal" level of interest rate risk must take a deduction from total capital for purposes of calculating its risk-based capital. The Office of Thrift Supervision, however, has delayed the implementation of this regulation. An institution with a "normal" level of interest rate risk is defined as one whose "measured interest rate risk" is less than 2.0%. Institutions with assets of less than $300 million and a risk-based capital ratio of more than 12.0% are exempt. Security Federal is exempt because of its asset size and it has greater than 12% risk-based capital. If the proposed regulation was implemented and applied at June 30, 2000, Security Federal believes that its level of interest rate risk would not have caused it to be treated as an institution with greater than "normal" interest rate risk.

Quantitative Aspects of Market Risk. The Company does not maintain a trading account for any class of financial instrument nor does it purchase high-risk derivative instruments, although it has, in the past, engaged in limited hedging activities to reduce its exposure to interest rate risk related to its mortgage banking operation. Furthermore, the Company has no foreign currency exchange rate risk or commodity price risk.

The Office of Thrift Supervision provides the Company with the information presented in the following table. It presents the change in the Company's net portfolio value at June 30, 2000, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.

                                                                       NPV as % of
  Change in                                                     Portfolio Value of Assets
Interest Rates               Net Portfolio Value                -------------------------
in Basis Points              -------------------                  NPV         Basis Point
 (Rate Shock)      Amount         $ Change      % Change         Ratio          Change
 ------------      ------         --------      --------         -----          ------
                          (Dollars in thousands)
      300         $  27,839         -3,183        -10.0%         15.33%          -127 bp
      200            29,145         -1,877         -6.1          15.88            -72 bp
      100            30,276           -746         -2.0          16.33            -27 bp
   Static            31,022             --           --          16.60                --
    (100)            31,103             81           --          16.56             -4 bp
    (200)            30,532           -490         -2.0          16.23            -37 bp
    (300)            30,817           -205         -1.0          16.29            -31 bp


                                                                             12.

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.


                                                                             13.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Security Financial Bancorp, Inc.
St. John, Indiana

We have audited the accompanying consolidated statements of financial condition of Security Financial Bancorp, Inc. and its wholly owned subsidiary as of June 30, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Financial Bancorp, Inc. and its wholly owned subsidiary as of June 30, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                              /s/ Crowe, Chizek and Company LLP
                                              ---------------------------------
                                                  Crowe, Chizek and Company LLP

Oak Brook, Illinois
July 27, 2000


                                                                             14.

                        SECURITY FINANCIAL BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2000 and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                        2000          1999
                                                                        ----          ----
ASSETS
Cash and due from financial institutions                              $   5,463     $   3,175
Interest-bearing deposits in financial institutions                       4,391         1,345
                                                                      ---------     ---------
    Cash and cash equivalents                                             9,854         4,520
Securities available for sale                                            27,097        17,873
Certificates of deposit in other financial institutions                   7,000            --
Loans held for sale                                                         357         3,430
Loans receivable, net                                                   131,693       148,316
Federal Home Loan Bank stock                                              5,300         5,300
Other real estate owned                                                     347           295
Premises and equipment, net                                               5,483         5,766
Mortgage loan servicing rights                                               --         3,959
Accrued interest receivable                                               1,200         1,034
Other assets                                                              1,275         1,002
                                                                      ---------     ---------

    Total assets                                                      $ 189,606     $ 191,495
                                                                      =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
    Demand deposits                                                   $   4,525     $   5,189
    Savings                                                              41,914        45,356
    NOW and money market                                                 13,869        15,604
    Time deposits, $100,000 and over                                     12,163        13,927
    Other time deposits                                                  79,118        85,641
                                                                      ---------     ---------
                                                                        151,589       165,717
Borrowed funds                                                               --         5,000
Advances from borrowers for taxes and insurance                             491           779
Accrued interest payable                                                     28            59
Other liabilities                                                         1,012         1,408
                                                                      ---------     ---------
    Total liabilities                                                   153,120       172,963

Stockholders' equity
    Preferred stock:  $ .01 par value per share, 1,000,000 shares,
      authorized; no shares issued                                           --            --
    Common stock $.01 par value per share, 4,000,000 shares
      authorized, 1,938,460 shares issued                                   194            --
    Additional paid-in-capital                                           18,395            --
    Unearned ESOP shares                                                 (1,499)           --
    Retained earnings, substantially restricted                          19,570        18,592
    Accumulated other comprehensive loss                                   (174)          (60)
                                                                      ---------     ---------
        Total stockholders' equity                                       36,486        18,532
                                                                      ---------     ---------

           Total liabilities and stockholders' equity                 $ 189,606     $ 191,495
                                                                      =========     =========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             15.

                        SECURITY FINANCIAL BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       Years ended June 30, 2000 and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                               2000         1999
                                                               ----         ----
Interest and dividend income
   Loans, including fees                                     $ 11,602     $ 15,806
   Securities                                                   1,804        1,567
   Other interest-earning assets                                  556          406
                                                             --------     --------
                                                               13,962       17,779

Interest expense
   Deposits                                                     6,136        7,850
   Borrowed funds                                                  86        1,574
                                                             --------     --------
                                                                6,222        9,424
                                                             --------     --------

Net interest income                                             7,740        8,355

Provision for loan losses                                         225          750
                                                             --------     --------

Net interest income after provision for loan losses             7,515        7,605

Noninterest income
   Service charges and other fees                                  97          274
   Loan servicing fees, net of amortization                         7         (516)
   Gain on sale of loans from secondary market activities         115        1,674
   Gain (loss) on sale of mortgage servicing rights               180         (147)
   Other                                                          665          802
                                                             --------     --------
                                                                1,064        2,087

Noninterest expense
   Compensation and benefits                                    3,948        5,754
   Occupancy and equipment                                      1,518        1,559
   SAIF deposit insurance premium                                  91          281
   Advertising and promotions                                     253          234
   Data processing                                                583          813
   Gain on sale of other real estate owned                       (105)         (14)
   Other                                                        1,313        1,673
                                                             --------     --------
                                                                7,601       10,300
                                                             --------     --------

Income (loss) before income taxes                                 978         (608)

Income taxes                                                       --           --
                                                             --------     --------

Net income (loss)                                            $    978     $   (608)
                                                             ========     ========

Basic and diluted earnings per share                         $    .34           NA

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             16.

                        SECURITY FINANCIAL BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       Years ended June 30, 2000 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                               Accumulated
                                                                                  Other
                               Common                 Unearned     Retained   Comprehensive    Total
                               Stock         APIC       ESOP       Earnings       Loss         Equity
                               -----         ----       ----       --------       ----         ------
Balance at July 1, 1998      $     --     $     --    $     --     $ 19,200     $     20      $ 19,220

Comprehensive income:
   Net loss                        --           --          --         (608)          --          (608)

   Change in unrealized
     loss on securities
     available for sale            --           --          --           --          (80)          (80)
                                                                                              --------
      Total comprehensive
        loss                                                                                      (688)
                             --------     --------    --------     --------     --------      --------

Balance at June 30, 1999           --           --          --       18,592          (60)       18,532

Issuance of common stock,
  net of conversion costs         194       18,384      (1,551)          --           --        17,027

ESOP shares earned                 --           11          52           --           --            63

Comprehensive income:
   Net income                      --           --          --          978           --           978

   Change in unrealized
     loss on securities
     available for sale            --           --          --           --         (114)         (114)
                                                                                              --------

      Total comprehensive
        income                                                                                     864
                             --------     --------    --------     --------     --------      --------

Balance at June 30, 2000     $    194     $ 18,395    $ (1,499)    $ 19,570     $   (174)     $ 36,486
                             ========     ========    ========     ========     ========      ========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             17.

                        SECURITY FINANCIAL BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2000 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                             2000          1999
                                                                             ----          ----
Cash flows from operating activities
   Net income (loss)                                                      $     978     $    (608)
   Adjustments to reconcile net income (loss) to net cash from operating activities
      Depreciation                                                              640           644
      Provision for loan losses                                                 225           750
      Gain on sale of foreclosed real estate                                   (105)          (14)
      Origination and purchase of loans held for sale                       (36,247)     (246,483)
      Proceeds from sales of loans held for sale                             36,358       301,378
      Origination of mortgage loan servicing rights                             (61)       (4,492)
      Gain on sale of loans from secondary market activities                   (115)       (1,674)
      (Gain) loss on sale of servicing                                         (180)          147
      Amortization of mortgage loan servicing rights                            156         2,067
      Proceeds from sales of mortgage servicing rights                        4,044         8,651
      Accretion of discount on securities                                      (281)         (217)
      ESOP expense                                                               63            --
      Change in accrued interest receivable                                    (166)          461
      Change in accrued interest payable                                        (31)          (94)
      Change in other assets                                                   (273)        1,133
      Change in other liabilities                                              (280)         (129)
                                                                          ---------     ---------
         Net cash from operating activities                                   4,725        61,520

Cash flows from investing activities
   Increase in certificates of deposit in other financial institutions       (7,000)           --
   Proceeds from maturities of securities available for sale                 11,092        33,380
   Principal payments on securities available for sale                        1,318         2,792
   Purchase of securities available for sale                                (21,583)      (30,059)
   Change in loans                                                           18,443        24,437
   Purchase of premises and equipment, net                                     (357)         (758)
   Proceeds from sale of other real estate                                    1,085           378
                                                                          ---------     ---------
      Net cash from investing activities                                      2,998        30,170

Cash flows from financing activities
   Change in deposits                                                       (14,128)      (68,659)
   Proceeds from stock issuance, net                                         17,027            --
   Change in advance payments by borrowers for taxes and insurance             (288)         (198)
   Repayments of advances from Federal Home Loan Bank                        (5,000)      (25,000)
   Change in Federal Home Loan Bank overnight  line of credit                    --        (1,815)
                                                                          ---------     ---------
      Net cash from financing activities                                     (2,389)      (95,672)
                                                                          ---------     ---------

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             18.

                        SECURITY FINANCIAL BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2000 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                               2000       1999
                                                               ----       ----

Net increase (decrease) in cash and cash equivalents         $ 5,334    $(3,982)

Cash and cash equivalents at beginning of year                 4,520      8,502
                                                             -------    -------

Cash and cash equivalents at end of year                     $ 9,854    $ 4,520
                                                             =======    =======

Supplemental disclosures of cash flow information
   Cash paid (refunded) during the year for
      Interest                                               $ 6,253    $ 9,518
      Income taxes                                               272       (511)

   Transfer from loans to other real estate                    1,032        178

   Transfer from loans held for sale to portfolio                 --      7,164

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             19.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The accompanying consolidated financial statements include the accounts of Security Financial Bancorp, Inc. ("the Company") and its wholly owned subsidiaries, Security Federal Bank & Trust ("the Bank"); The Boulevard, Inc.; Strategic Financial Corporation; and Family Home Service Corporation, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

The Bank is a federally-chartered stock savings bank and a member of the Federal Home Loan Bank (FHLB) system. The Bank maintains insurance on savings accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation.

The Bank is engaged in the business of residential and consumer lending to customers primarily in northwest Indiana and Will and Cook Counties in Illinois. These communities are the source of substantially all of the Bank's deposit and lending activities. Mortgage loans originated for resale are originated primarily through its retail banking locations. The Bank also purchases loans through approximately five correspondent relationships. The Boulevard, Inc. sells insurance and brokerage services. Strategic Financial Corporation and Family Home Service Corporation, Inc. are both inactive.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The estimates made by management that were most susceptible to change include the allowance for loan losses, fair value of mortgage loan servicing rights, fair value of loans held for sale, and the realization of deferred tax assets.

Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions, and short-term interest-bearing deposits in financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, and deposits made with other financial institutions.

Securities: Securities are classified as held to maturity when the Company has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities are classified as available for sale when the Company may decide to sell those securities for changes in market interest rates, liquidity needs, changes in yields on alternative investments, and for other reasons. They are carried at fair value. Unrealized gains and losses on securities available for sale are charged or credited to a valuation allowance, which is included as a separate component of equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             20.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Loans intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.

During 1999, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 134, Accounting for Mortgage-Backed Securities After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. The impact of adopting SFAS No. 134 was not material to the consolidated financial statements.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net of deferred loan origination fees and discounts.

Recognition of Interest Income on Loans: Interest income on loans is recognized over the term of the loans based on the principal balance outstanding.

Loan Origination Fees, Commitment Fees, and Related Costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience.

Allowance for Loans Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the valuation allowance is maintained at levels considered adequate to cover losses based on delinquencies, property appraisals, past loss experience, general economic conditions, information about specific borrower situations including their financial position, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any charge-offs that occur. Loans are charged off in whole or in part when management's estimate of the undiscounted cash flows from the loan are less than the recorded investment in the loan, although collection efforts continue and future recoveries may occur.

Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses.

Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             21.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when management believes it is probable they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is placed on nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.

Mortgage Loan Servicing Rights: The Company purchases and originates loans for sale to the secondary market. Prior to 2000, the Bank often retained servicing on sold loans and capitalized the cost of mortgage servicing rights, regardless of whether those rights were acquired through purchase or origination activities. The capitalized cost of loan servicing rights was amortized in proportion, to and over the period of, estimated net future revenue.

During 1999, the Bank discontinued the retention of servicing on loans sold. As discussed in Note 5, the Bank sold all of its servicing assets to a third party.

Other Real Estate Owned: Real estate properties acquired through, or in lieu of, loan foreclosures are initially recorded at the lower of cost or fair value, less estimated selling expenses, at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas cost relating to the holding of property are expensed.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return, plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance has been recorded to reduce deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated statement of financial condition as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the costs of shares committed to be released is recorded as an adjustment to paid-in capital.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             22.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Earnings Per Common Share: Earnings per share reflect the earnings available to common stockholders for the year divided by the weighted average number of common shares outstanding during the year. The Company had no potential dilutive securities. Earnings per share is computed using net earnings from January 5, 2000, the date the Bank converted to the stock form of ownership.

Premises and Equipment: Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Maintenance and repairs are expensed and improvements are capitalized.

Comprehensive Income (Loss): Comprehensive income consists of net income and unrealized gains and losses on securities available for sale.

Reclassifications: Certain reclassifications were made to the prior year financial statements to conform to the 2000 presentation.

NOTE 2 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows as of June 30:

                                                               2000
                                         -----------------------------------------------
                                                        Gross        Gross
                                         Amortized    Unrealized   Unrealized      Fair
                                           Cost         Gains        Losses        Value
                                           ----         -----        ------        -----

U.S. government and federal agencies      $23,776      $  --       $   (245)      $23,531
Mortgage-backed securities - issued
  by FHLMC and FNMA                         3,611          1            (46)        3,566
                                          -------      -----       --------       -------

                                          $27,387      $   1       $   (291)      $27,097
                                          =======      =====       ========       =======

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             23.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

                                                              1999
                                         ----------------------------------------------
                                                       Gross        Gross
                                         Amortized  Unrealized    Unrealized      Fair
                                            Cost       Gains        Losses        Value
                                            ----       -----        ------        -----

U.S. government and federal agencies      $13,963      $  1       $    (71)      $13,893
Mortgage-backed securities - issued
  by FHLMC and FNMA                         3,970        20            (10)        3,980
                                          -------      ----       --------       -------

                                          $17,933      $ 21       $    (81)      $17,873
                                          =======      ====       ========       =======

Amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.

                                                             June 30, 2000
                                                      --------------------------
                                                      Amortized            Fair
                                                        Cost               Value
                                                        ----               -----

Due in one year or less                               $ 6,827            $ 6,811
Due in one to five years                               10,999             10,829
Due in six to ten years                                 2,950              2,944
Due after ten years                                     3,000              2,947
Mortgage-backed securities                              3,611              3,566
                                                      -------            -------

                                                      $27,387            $27,097
                                                      =======            =======

There were no sales of securities during 2000 or 1999.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             24.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET

Loans receivable at June 30 are summarized as follows:

                                                            2000         1999
                                                            ----         ----
Mortgage loans
    Secured by one-to-four-family residences             $  76,050    $  86,086
    Secured by commercial and multi-family properties       18,045       16,420
Construction loans                                             767        6,414
Automobile loans                                             9,378       15,980
Home equity and second mortgage loans                       16,031       17,478
Commercial loans                                            11,837        5,867
Other consumer loans                                         1,118        1,616
                                                         ---------    ---------
                                                           133,226      149,861
Net deferred loan origination fees                             (84)         (76)
Allowance for loan losses                                   (1,449)      (1,469)
                                                         ---------    ---------

                                                         $ 131,693    $ 148,316
                                                         =========    =========

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                            2000          1999
                                                            ----          ----

Balance at beginning of year                              $ 1,469       $ 1,289
Provision charged to income                                   225           750
Charge-offs                                                  (291)         (586)
Recoveries on loans previously charged off                     46            16
                                                          -------       -------

    Balance at end of year                                $ 1,449       $ 1,469
                                                          =======       =======

There were no loans considered impaired as of or for the years ended June 30, 2000 and 1999.

Nonaccrual loans for which interest has been reduced totaled approximately $1,780,000 and $2,107,000 at June 30, 2000 and 1999.

In 1999, management transferred loans held for sale totaling $7,164,000 into the Bank's portfolio and recorded a loss of $34,000 upon the transfer.

The Company's lending activities have been concentrated primarily in Lake and Porter counties, Indiana, and Cook County, Illinois. The largest portion of the Company's loans are originated for the purpose of enabling borrowers to purchase residential and real estate

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             25.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET (Continued)

property secured by first liens on such property. At June 30, 2000, approximately 57% of the Company's loans were secured by owner-occupied, one-to-four-family residential property. The Company requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

NOTE 4 - SEGMENT INFORMATION

The segment financial information provided below has been derived from the internal financial reporting system used by management to monitor and manage the financial performance of the Company. The two reportable segments identified below for the year ended June 30, 1999 are the Company's mortgage banking and banking operations. The accounting policies of the two segments are the same as those described in the significant accounting policies. Loan servicing fees and net gains from loan sales provide the revenues in the mortgage banking operation while the interest income earned on loans and securities less the interest paid on deposits and borrowings provides the revenues in the banking operation. All operations are domestic.

In 2000, the Company discontinued a significant portion of its mortgage banking operation. Although the Company no longer originates mortgage loans to be serviced for others, the Company does originate mortgage loans for sale to third party investors.

                                                          Mortgage
                                             Banking       Banking       Total
                                             -------       -------       -----
                                                        June 30, 2000

Net interest income                         $   7,611      $ 129      $   7,740
Provision for loan losses                        (225)        --           (225)
Loan servicing fees, net of amortization           --          7              7
Gain on sale of loans and servicing rights
  from secondary market activity                   --        295            295
Other noninterest income                          738         24            762
Compensation and benefits                      (3,656)      (292)        (3,948)
Other noninterest expenses                     (3,133)      (520)        (3,653)
                                            ---------      -----      ---------

Income (loss) before income taxes           $   1,335      $(357)     $     978
                                            =========      =====      =========

Segment assets                              $ 189,249      $ 357      $ 189,606

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             26.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 4 - SEGMENT INFORMATION (Continued)

                                                              Mortgage
                                                Banking        Banking        Total
                                                -------        -------        -----
                                                            June 30, 1999

Net interest income                            $   7,245      $ 1,110      $   8,355
Provision for loan losses                           (750)          --           (750)
Loan servicing fees, net of amortization              --         (516)          (516)
Gain on sale of loans and servicing rights
  from secondary market activity                      --        1,527          1,527
Other noninterest income                             813          263          1,076
Compensation and benefits                         (4,170)      (1,584)        (5,754)
Other noninterest expenses                        (1,520)      (3,026)        (4,546)
                                               ---------      -------      ---------

Income (loss) before income taxes              $   1,618      $(2,226)     $    (608)
                                               =========      =======      =========

Segment assets                                 $ 184,107      $ 7,388      $ 191,495

NOTE 5 - MORTGAGE LOAN SERVICING RIGHTS

Mortgage loans serviced for others are not included in the accompanying consolidated statement of financial condition. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                             2000         1999
                                                           --------     --------
Mortgage loans underlying pass-through securities
    FNMA                                                   $     --     $ 85,564
    FHLMC                                                        --      221,417
                                                           --------     --------
                                                                 --      306,981
Mortgage loan portfolios serviced for
    FNMA                                                         --        3,046
    FHLMC                                                        --        1,237
    Other investors                                              70       10,874
                                                           --------     --------
                                                                 70       15,157
                                                           --------     --------

                                                           $     70     $322,138
                                                           ========     ========

During 2000, the Bank sold its remaining servicing assets with a carrying value of $3,864,000, resulting in a gain of $180,000 after selling expenses. The principal amount of loans related to these servicing rights totaled approximately $320 million.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             27.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 5 - MORTGAGE LOAN SERVICING RIGHTS (Continued)

During 1999, the Bank sold mortgage loan servicing rights with a carrying value of $8,798,000, which resulted in a loss of $147,000 after selling expenses. The principal amount of the loans related to these servicing rights totaled approximately $920 million.

Custodial balances maintained in connection with loan servicing were approximately $1,282,000 at June 30, 1999. There were no custodial balances as of June 30, 2000.

Following is an analysis of the changes in mortgage loan servicing rights for the years ended June 30, 2000 and 1999.

Balance at July 1, 1998                                                $ 10,332
Additions                                                                 4,492
Sales of servicing rights                                                (8,798)
Amortization                                                             (2,067)
                                                                       --------

Balance at June 30, 1999                                                  3,959
Additions                                                                    61
Sales of servicing rights                                                (3,864)
Amortization                                                               (156)
                                                                       --------

Balance, June 30, 2000                                                 $     --
                                                                       ========

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 are summarized as follows:

                                                            2000           1999
                                                            ----           ----
Cost
    Land                                                   $  752         $  634
    Buildings and leasehold improvements                    5,146          5,234
    Furniture, fixtures, and equipment                      3,002          2,757
                                                           ------         ------
                                                            8,900          8,625
         Less accumulated depreciation                      3,417          2,859
                                                           ------         ------

                                                           $5,483         $5,766
                                                           ======         ======

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             28.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS

At June 30, 2000, scheduled maturities of certificates of deposit are as follows:

2001                                                                $70,150
2002                                                                 13,891
2003                                                                  5,271
2004                                                                  1,345
2005 and thereafter                                                     624
                                                                    -------

                                                                    $91,281
                                                                    =======

NOTE 8 - BORROWED FUNDS

Borrowed funds at June 30, 1999 consisted of Federal Home Bank advances totaling $5,000,000.

All Federal Home Loan Bank stock owned by the Bank and all mortgage loans and mortgage-backed securities not otherwise pledged are pledged to the Federal Home Loan Bank of Indianapolis to secure advances. In addition, the Bank has a total line of credit for $5,000,000 as of June 30, 2000 with the Federal Home Loan Bank of Indianapolis. This line matures on June 5, 2001, has a variable interest rate, and is also secured by the collateral listed above.

NOTE 9 - EMPLOYEE BENEFITS

The Bank is part of a noncontributory multi-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund (FIRF). Benefits of the plan are funded through payments to the FIRF, which does not report relative plan assets and actuarial liabilities of the individual participating financial institutions. Pension expense totaled $268,000 and $0 for the years ended June 30, 2000 and 1999.

The Bank maintains a 401(k) profit sharing plan covering substantially all employees. The plan allows participant salary deferrals into the plan, as well as contributions made at the discretion of the Board of Directors. The Bank made no contributions to the plan for 2000 and 1999.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             29.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN

In 2000, the Company adopted an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,550,760 from the Company and used those funds to acquire 155,076 shares of the Company's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur over a fifteen-year period. However, in the event the Company's contributions exceed the minimum debt service requirements, additional principal payments will be made.

During 2000, 5,169 shares of stock with an average fair value of $12.09 per share were committed to be released resulting in ESOP compensation expense of $62,513.

Shares held by the ESOP at June 30, 2000 are as follows:

Allocated shares                                                           5,169
Unallocated shares                                                       149,907
                                                                      ----------

    Total ESOP shares                                                    155,076
                                                                      ==========

Fair value of unallocated shares                                      $2,117,436
                                                                      ==========

NOTE 11 - INCOME TAXES

Income tax benefit for the years ended June 30 is summarized as follows:

                                                                2000       1999
                                                                ----       ----
Federal
    Current                                                    $ 327      $  --
    Deferred                                                      88       (190)
Change in valuation allowance for deferred tax assets           (415)       190
                                                               -----      -----

    Income taxes                                               $  --      $  --
                                                               =====      =====

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             30.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (Continued)

The deferred income taxes are due primarily to the temporary differences related to depreciation, bad debt deduction, deferred loan fees, and the market value adjustment for securities held for sale for tax purposes.

Total income tax benefit differed from the amounts computed by applying the federal income tax rate at June 30 to income before income taxes as a result of the following:

                                                               2000        1999
                                                               ----        ----

Income taxes (benefit) at statutory rate of 34%               $ 333       $(207)
State income taxes (benefit), net of federal benefit             56         (34)
Other items, net                                                 26          51
Increase (decrease) in valuation allowance                     (415)        190
                                                              -----       -----

    Income taxes                                              $  --       $  --
                                                              =====       =====

The components of the net deferred taxes as of June 30 are as follows:

                                                            2000          1999
                                                            ----          ----

Allowance for loan losses, net of tax reserve             $   574       $   582
Deferred loan fees                                             33            30
Deferred compensation plans                                    75            80
Benefit of net operating loss carryforward                     23           541
Unrealized loss on securities available for sale              116            40
Other, net                                                     20            29
                                                          -------       -------
                                                              841         1,302

Mortgage servicing rights                                      --          (406)
Bad debt recapture                                           (149)         (186)
Other, net                                                    (37)          (43)
                                                          -------       -------
                                                             (186)         (635)
                                                          -------       -------
                                                              655           667
Valuation allowance for deferred tax assets                  (252)         (667)
                                                          -------       -------

    Net deferred tax assets                               $   403       $    --
                                                          =======       =======

At June 30, 2000, the Bank has state operating loss carryforwards for tax return purposes of $417,000 which expire on June 30, 2013.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             31.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (Continued)

Retained earnings at June 30, 2000 includes approximately $2,935,000 of bad debt deductions for tax years prior to 1987 for which no deferred federal income tax liability has been recorded. Tax legislation passed in August 1996 requires all thrift institutions to deduct a provision for bad debts for tax purposes based on the actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1987.

NOTE 12 - EARNINGS PER SHARE

The following table presents a reconciliation of the components used to compute basic and diluted earnings per share for the period from January 5, 2000 to June 30, 2000:

Basic and diluted earnings per share
    Net income as reported                                              $   978
    Earnings prior to conversion to a stock form of ownership              (363)
                                                                        -------
    Net income available to common shareholders                         $   615
                                                                        =======
    Weighted average common shares outstanding                            1,786
                                                                        =======
    Basic and diluted earnings per share                                $   .34
                                                                        =======

NOTE 13 - REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             32.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 13 - REGULATORY CAPITAL (Continued)

As of June 30, 2000, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual and required capital amounts and rates are presented below (in thousands):

                                                                               Requirement
                                                                               to Be Well
                                                          Requirement       Capitalized Under
                                                          for Capital       Prompt Corrective
                                      Actual           Adequacy Purposes    Action Provisions
                                      ------           -----------------    -----------------
                                 Amount    Ratio       Amount     Ratio     Amount     Ratio
                                 ------    -----       ------     -----     ------     -----
As of June 30, 2000
   Total Capital (to
     risk-weighted assets)      $27,606     23.6%     $ 9,373      8.0%    $11,717     10.0%
   Tier 1 Capital (to
     (risk-weighted assets)      26,506     22.6        4,687      4.0       7,030      6.0
   Core Capital (to
     adjusted assets)            26,506     14.5        7,321      4.0       9,151      5.0

As of June 30, 1999
   Total Capital (to
     risk-weighted assets)      $19,757     14.9%     $10,579      8.0%    $13,223     10.0%
   Tier 1 Capital (to
     (risk-weighted assets)      18,498     14.0        5,289      4.0       7,934      6.0
   Core Capital (to
     adjusted assets)            18,498      9.6        7,684      4.0       9,605      5.0

NOTE 14 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             33.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 14 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company has the following commitments outstanding at June 30:

                                                            2000           1999
                                                            ----           ----

Commitments to fund loans                                  $1,308         $6,547
Unused lines of credit                                      3,101          6,293
Letters of credit                                           1,500            647
Commitments to sell loans and loan pools                      357          3,000

Since certain commitments to make loans and lines of credit to fund loans in process expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments used to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded on the consolidated statement of financial condition.

As of June 30, 2000, fixed rate commitments to make loans amounted to approximately $1,308,000. The interest rates on fixed rate commitments ranged from 7.875% to 8.750%. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

Four of the Bank's branch facilities are leased under noncancelable lease agreements which expire between 2002 and 2019. In addition to the monthly rent, the Bank is charged its proportionate share of taxes and maintenance.

The future minimum commitments under the noncancelable leases at June 30 were:

2001                                                                     $   253
2002                                                                         255
2003                                                                         237
2004                                                                         219
2005                                                                         221
Thereafter                                                                 1,124
                                                                         -------

                                                                         $ 2,309
                                                                         =======

Rent expense approximated $293,000 and $202,000 for the years ended June 30, 2000 and 1999.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             34.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying values of the Company's financial instruments at June 30, 2000 and 1999. Items that are not financial instruments are not included.

                                                                June 30,
                                         ------------------------------------------------------
                                                 2 0 0 0                      1 9 9 9
                                                 -------                      -------
                                         Carrying      Estimated       Carrying      Estimated
                                          Amount       Fair Value       Amount       Fair Value
                                          ------       ----------       ------       ----------
Financial assets
   Cash and cash equivalents            $   9,854      $   9,854      $   4,520      $   4,520
   Certificates of deposit in other
     financial institutions                 7,000          7,000             --             --
   Securities available for sale           27,097         27,097         17,873         17,873
   Federal Home Loan Bank stock             5,300          5,300          5,300          5,300
   Loans held for sale                        357            357          3,430          3,485
   Loans receivable, net                  131,693        129,755        148,316        150,185
   Mortgage loan servicing rights              --             --          3,959          4,185
   Accrued interest receivable              1,200          1,200          1,034          1,034

Financial liabilities
   Demand deposits                      $  (4,525)     $  (4,525)     $  (5,189)     $  (5,189)
   Savings, NOW, and MMDA
     deposits                             (55,783)       (55,783)       (60,960)       (60,960)
   Time deposits                          (91,281)       (91,018)       (99,568)       (99,952)
   Borrowed funds                              --             --         (5,000)        (5,000)
   Advances from borrowers for
     taxes and insurance                     (491)          (491)          (779)          (779)
   Accrued interest payable                   (28)           (28)           (59)           (59)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2000 and 1999. The estimated fair value for cash and cash equivalents and certificates of deposit at other financial institutions is considered to approximate cost. The estimated fair value for securities available for sale and securities held to maturity is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value of stock in Federal Home Loan Bank is considered to approximate cost. The estimated fair value of loans held for sale is based on quoted market values for equivalent loans. The estimated fair value for loans receivable is based on estimates of the rate the Company would charge for similar loans at June 30, 2000 and 1999, applied for the estimated time period until the loan is assumed to reprice or be paid. The estimated fair value of mortgage loan servicing rights is based on valuation methodology that considers current market conditions and the historical performance of the loans being serviced.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             35.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair value for demand, savings, NOW, and MMDA deposits and advances from borrowers for taxes and insurance is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate the Company would pay on such deposits and borrowed funds at June 30, 2000 and 1999, applied for the time period until maturity. The estimated fair values for other financial instruments and off-balance-sheet loan commitments approximate cost at June 30, 2000 and 1999 and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2000 and 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at June 30, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights related to the Bank's loan portfolio, the trained work force, customer goodwill, and similar items.

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                               2000        1999
                                                               ----        ----
Unrealized holding losses on securities available
  for sale                                                    $(230)       $(80)
Tax effect                                                      116          --
                                                              -----        ----

Other comprehensive loss                                      $(114)       $(80)
                                                              =====        ====

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             36.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, income, and cash flows for Security Financial Bancorp, Inc.

                   CONDENSED STATEMENT OF FINANCIAL CONDITION
                                  June 30, 2000

ASSETS
Cash and cash equivalents                                                $ 1,466
Securities available for sale                                              1,996
Certificates of deposit in other financial institutions                    5,000
ESOP loan                                                                  1,523
Investment in bank subsidiary                                             26,335
Accrued interest receivable and other assets                                 213
                                                                         -------

     Total assets                                                        $36,533
                                                                         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                                        $    47
Stockholders' equity                                                      36,486
                                                                         -------

     Total liabilities and stockholders' equity                          $36,533
                                                                         =======

                          CONDENSED STATEMENT OF INCOME
                 For the period January 5, 2000 to June 30, 2000

Interest income                                                             $295

Other expenses                                                               147
                                                                            ----

Income before income taxes and equity in undistributed earnings of
  bank subsidiary                                                            148

Income taxes                                                                  59
                                                                            ----

Income before equity in undistributed earnings of bank subsidiary             89

Equity in undistributed earnings of bank subsidiary                          526
                                                                            ----

Net income                                                                  $615
                                                                            ====

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             37.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                        CONDENSED STATEMENT OF CASH FLOWS
                 For the period January 5, 2000 to June 30, 2000

Cash flows from operating activities
     Net income                                                        $    615
     Adjustments to reconcile net income to net cash
     from operating activities
         Equity in undistributed earnings of bank subsidiary               (526)
         Change in
              Other assets                                                 (213)
              Other liabilities                                              48
                                                                       --------
                  Net cash from operating activities                        (76)

Cash flows from investing activities
     Purchase of securities available for sale                           (2,000)
     ESOP loan                                                           (1,551)
     Proceeds from repayment of securities
     Payment received on loan to ESOP                                        28
     Increase in certificates of deposit in other
      financial institutions                                             (5,000)
     Purchase of subsidiary bank stock                                   (8,513)
                                                                       --------
         Net cash from investing activities                             (17,036)

Cash flows from financing activities
     Proceeds from stock issuance, net of costs                          18,578
                                                                       --------
         Net cash from financing activities                              18,578
                                                                       --------

Net change in cash and cash equivalents                                   1,466

Cash and cash equivalents at beginning of period                             --
                                                                       --------

Cash and cash equivalents at end of year                               $  1,466
                                                                       ========

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             38.

                        SECURITY FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
               (Table amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 18 - CONVERSION AND OTHER REGULATORY MATTERS

On January 5, 2000, the Bank completed its conversion from a federally-chartered mutual savings bank to a federal stock savings bank. The conversion was accomplished through the amendment of the Bank's charter to stock form, the formation of the Company, which acquired 100% of the Bank's outstanding common stock upon the conversion of the Bank from mutual to stock form, and the sale of the Company's common stock in an amount equal to the pro forma market value of the Bank after giving effect to the conversion.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

Dividend payments to the Company from the Bank are subject to the profitability of the Bank and applicable laws and regulations. During 2000, the Bank did not pay any dividends to the Company.

Conversion costs amounting to $807,000 were deducted from the proceeds of the shares sold in the conversion.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             39.

                             DIRECTORS AND OFFICERS

                 Directors of Security Financial
                    Bancorp, Inc. and Security
                       Federal Bank & Trust

Mary Beth Bonaventura
    Chairman of the Board
    Senior Judge, Lake Superior Court Juvenile Division

Lawrence R. Parducci
    Vice Chairman of the Board
    Pharmacist, Consultant and Pharmacy
    Insurance Solicitor, Fagar Pharmacy

Howard O. Cyrus, Sr.
    Owner and Real Estate Broker, Cyrus Realtors, Inc.

Dr. Peter Ferrini
    Retired Oral Surgeon

John P. Hyland
    President and Chief Executive Officer
    Security Financial Bancorp, Inc. and  Security Federal Bank & Trust

Tula Kavadias
    Attorney and Sole Proprietor, Tula Kavadias and Associates

Richard J. Lashley
    Managing Member,
    PL Capital, LLC

Robert L. Lauer
    Vice President of Investments and Assistant Branch Manager, A.G. Edwards & Sons, Inc.

John Wm. Palmer
    Managing Member,
    PL Capital, LLC

Philip T. Rueth
    Certified Public Accountant,
    Partner of Steiber, Rueth & Co.

Robert A. Vellutini
    Vice President of Investments,
    A.G. Edwards & Sons, Inc.

                Principal Officers of Security
                   Financial Bancorp, Inc.

John P. Hyland
    President and Chief Executive Officer

James H. Foglesong
    Executive Vice President and Chief Financial Officer

Lawrence R. Parducci
    Corporate Secretary

                 Principal Officers of Security
                      Federal Bank & Trust

John P. Hyland
    President and Chief Executive Officer

James H. Foglesong
    Executive Vice President and   Chief Financial Officer

John F. Nicholas
    Executive Vice President, Business Development

Kevin Dunn
    Executive Vice President, Consumer and Real Estate Lending

Joann Gonzalez-Duhon
    Executive Vice President and Asst. Secretary, Retail Operations

Joann Halterman
    Vice President and Asst. Secretary, Human Resources and Marketing

Kent R. Huntoon
    Vice President and General Manager of The Boulevard, Inc.

Thomas W. Baranko
    Assistant Vice President, Trust and Trust Officer


                                                                             40.

                       INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 5 p.m., St. John, Indiana time, on October 19, 2000 at the main office of the Company located at 9321 Wicker Avenue, St. John, Indiana 46373.

Stock Listing

Security Financial Bancorp, Inc. common stock is traded on the NASDAQ SmallCap Market under the symbol "SFBI."

Price Range of Common Stock

The high and low per share price of the common stock for each quarter since the common stock began trading on January 5, 2000 was as follows:

Quarter Ended                                          High                Low
-------------                                          ----                ---

March 31, 2000                                        $12.00              $ 9.00
June 30, 2000                                          14.56               11.94

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The closing sale price of Security Financial Bancorp, Inc.'s common stock on June 30, 2000 was $14.13.

At August 1, 2000, there were 1,938,460 shares of Security Financial Bancorp, Inc. common stock outstanding (including unallocated ESOP shares) and there were 411 holders of record.

Stockholders and General Inquiries           Transfer Agent

Joann Halterman                              Registrar and Transfer Company
Security Financial Bancorp, Inc.             10 Commerce Drive
9321 Wicker Avenue                           Cranford, NJ 07016
St. John, Indiana 46373                      1 800 368-5948
(219) 365-4344

Annual and Other Reports

A copy of the Security Financial Bancorp, Inc.'s Annual Report on Form 10-KSB without exhibits for the year ended June 30, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Joann Halterman, Security Financial Bancorp, Inc., 9321 Wicker Avenue, St. John, Indiana 46373.


                                                                             41.

                                OFFICE LOCATIONS

Main Office

     9321 Wicker Avenue
     St. John, Indiana  46373

Branch Offices

     Chesterton
     552A Indian Boundry Road
     Chesterton, Indiana 46304

     East Chicago
     4518 Indianapolis Blvd.
     East Chicago, Indiana 46312

     Hammond
     7007 Calumet Avenue
     Hammond, Indiana 46324

     Highland
     2930 Ridge Road
     Highland, Indiana 46322

     Lowell
     2090 East Commercial Avenue
     Lowell, Indiana 46356


                                                                             42.