Form 10KSB, Exhibit 13
period 2001-06-30
SECURITY FINANCIAL BANCORP INC
filed 2001-09-28
CIK 1094635

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

                                                                At June 30,
                                                      -------------------------------
                                                        2001       2000       1999
                                                      --------   --------   ---------
                                                              (In thousands)
SELECTED FINANCIAL DATA:
Total assets                                          $204,917   $190,046   $ 191,495
Cash and cash equivalents                               26,501      9,854       4,520
Loans held for sale                                      1,139        357       3,430
Loans receivable, net                                  111,147    131,693     148,316
Securities available-for-sale:
    Mortgage-backed securities                           1,974      3,566       3,980
    Investment securities                               44,223     23,531      13,893
Deposits                                               149,500    151,589     165,717
Total borrowings                                        15,100        200       5,000
Total equity                                            38,070     36,486      18,532

                                                            Year ended June 30,
                                                      -------------------------------
                                                        2001       2000       1999
                                                      --------   --------   ---------
                                                              (In thousands)
SELECTED OPERATING DATA:
Total interest income                                 $ 14,481   $ 14,099   $  17,779
Total interest expense                                   6,790      6,222       9,424
                                                      --------   --------   ---------
    Net interest income                                  7,691      7,877       8,355
Provision for loan losses                                  180        225         750
                                                      --------   --------   ---------
Net interest income after provision for loan losses      7,511      7,652       7,605
                                                      --------   --------   ---------
Noninterest income:
    Loan servicing fees, net of amortization               149        154        (516)
    Gain on sale of loans and servicing rights from
      secondary marketing activities                        83        256       1,527
    Other noninterest income                               841        518       1,076
        Total noninterest income                         1,073        928       2,087
                                                      --------   --------   ---------
Noninterest expense:
                                                      --------   --------   ---------
    Compensation and benefits                            3,282      3,948       5,754
    Other noninterest expense                            3,431      3,654       4,546
                                                      --------   --------   ---------
        Total noninterest expense                        6,713      7,602      10,300
                                                      --------   --------   ---------
Income (loss) before income taxes                        1,871        978        (608)
Income tax provision (benefit)                             501         --          --
                                                      --------   --------   ---------

    Net income (loss)                                 $  1,370   $    978   $    (608)
                                                      ========   ========   =========

                                                                            At June 30,
                                                                 --------------------------------
                                                                  2001         2000         1999
                                                                 ------       ------       ------
SELECTED OTHER DATA:
Number of:
    Mortgage loans outstanding                                    1,516        2,119        2,445
    Deposit accounts                                             16,633       17,018       18,778
    Full-service offices                                              6            6            7

                                                              At or for the year ended at June 30,
                                                              ------------------------------------
                                                                  2001         2000         1999
                                                                 ------       ------       ------
SELECTED FINANCIAL RATIOS AND
  OTHER DATA:
Performance Ratios:
    Return on assets (1)                                           0.69%        0.51%       (0.24)%
    Return on equity (2)                                           3.66         3.53        (3.11)
    Average interest rate spread (3)                               3.46         3.86         3.46
    Interest rate spread at year end                               3.17         4.15         4.03
    Net interest margin (4)                                        4.16         4.37         3.64
    Operating (noninterest) expense to average total assets        3.36         3.96         4.10
    Efficiency Ratio (5)                                          76.60        86.34        98.64
    Average interest-earning assets to average
      interest-bearing liabilities                               119.27       114.96       104.47

Capital Ratios:
    Tangible capital ratio                                        13.92        14.48         9.63
    Core capital ratio                                            13.92        14.48         9.63
    Risk-based capital ratio                                      25.19        23.56        14.94
    Ratio of average equity to average assets                     18.71        14.53         7.78

Asset Quality Ratios:
    Non-performing loans to total loans                            1.77         1.34         1.41
    Allowance for loan losses to non-performing loans (6)         74.52        81.40        69.72
    Allowance for loan losses to total loans                       1.32         1.09         0.98

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgage loans, commercial mortgage loans, and, to a lesser extent, consumer and other loans primarily in its market areas, and to acquire securities. The Company's revenues are derived principally from interest earned on loans and securities, and gains from sales of first mortgage loans in the secondary market and fees from other banking-related services. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, primarily the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities and mortgage loan sales volumes are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

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

Comparison of Financial Condition at June 30, 2001 and June 30, 2000

Total assets at June 30, 2001 were $204.9 million compared to $190.0 million at June 30, 2000, an increase of $14.9 million, or 7.8%. The increase was primarily the result of $15.0 million in borrowings established with the Federal Home Loan Bank (FHLB) during the 3rd quarter of fiscal 2001. Net loans declined to $111.1 million at June 30, 2001 from $131.7 million at June 30, 2000 primarily due to the decline in market demand for new and refinanced residential mortgage loans, the Bank's strategy of selling originated long-term residential mortgage loans and the decline in the origination of residential mortgages that has resulted from the reorganization of our mortgage banking program to a community lending program. Consumer loans declined due to financing competition from below-market automobile dealer incentives and from the Bank's decision to discontinue its indirect lending program. Commercial loans continue to increase as the Bank focuses on commercial real estate development and commercial and multi-family real estate.

Total equity at June 30, 2001 was $38.1 million compared to $36.5 million at June 30, 2000, an increase of $1.6 million or 4.4%. The increase was the result of net income of $1.4 million, the allocation of ESOP shares totaling $169,000 and the decrease of $45,000 in the unrealized loss on securities available-for-sale.

Comparison of Operating Results for the Years Ended June 30, 2001 and June 30, 2000

General. Net income for the year ended June 30, 2001 was $1.4 million compared to $978,000 for the year ended June 30, 2000, an increase of $392,000. The increase was primarily the result of a $889,000 or 11.7% decrease in noninterest expense. The decrease in noninterest expense was partially offset by an increase in income tax expense of $501,000. No income tax expense was recorded during the fiscal year ended June 30, 2000.

Interest Income. Interest income for the year ended June 30, 2001 was $14.5 million compared to $14.1 million for the year ended June 30, 2000, an increase of $382,000 or 2.7%. The increase was primarily the result of an increase in the average balance of interest earning assets to $184.7 million for the year ended June 30, 2001 from $180.0 million for the year ended June 30, 2000. The average yield on interest-earning assets increased to 7.84% for the year ended June 30, 2001 from 7.83% for the year ended June 30, 2000.

Interest Expense. Interest expense for the year ended June 30, 2001 was $6.8 million compared to $6.2 million for the year ended June 30, 2000, an increase of $568,000, or 9.1%. The increase was primarily the result of an increased balance of FHLB borrowings and an increase in the cost of funds, from 3.97% for the year ended June 30, 2000 to 4.38% for the same period in 2001.

Net Interest Income. Net interest income of $7.7 million for the year ended June 30, 2001 reflects a decrease of $186,000 or 2.4% from the same period in 2000. The decrease in net interest income was primarily a result of a decrease in the net interest margin to 4.16% for the year ended June 30, 2001 from 4.37% for the year ended June 30, 2000.

Provision for Loan Losses. The Company's provision for loan losses for the year ended June 30, 2001 decreased $45,000 to $180,000 from $225,000 for the year ended June 30, 2000 primarily due to decreased loan charge-off activity and a decrease in gross loans outstanding during 2001. The amount of provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors. The loan loss provision for the year ended June 30, 2001 is indicative of management's assessment of the adequacy of the allowance for loan losses, given trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the allowance for loan losses at a level it believes adequate to provide for probable incurred losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

Noninterest Income. Noninterest income for the year ended June 30, 2001 was $1.1 million compared to $928,000 for the year ended June 30, 2000, an increase of $145,000, or 15.6%. The increase was primarily the result of increased insurance commission income from the Bank's insurance agency subsidiary of $217,000 for the year ended June 30, 2001 compared to $19,000 for the year ended June 30, 2000 and a $163,000 increase in cash surrender value on $6.0 million of bank owned life insurance that was purchased during the 2nd and 3rd quarters of the 2001 fiscal year. Noninterest income for the year ended June 30, 2000 included a one-time gain of $141,000 on the sale of mortgage servicing rights in connection with the Company's exit from the mortgage servicing business.

Noninterest Expense. Noninterest expense for the year ended June 30, 2001 was $6.7 million compared to $7.6 million for the year ended June 30, 2000, a decrease of $889,000, or 11.7%. The primary reasons for the decline were a reduction of approximately $666,000 in compensation and benefit expense, a $63,000 reduction in data processing expenses, an $126,000 decrease in occupancy expense and a $61,000 decrease in FDIC insurance expense. This was partially offset by an increase of $81,000 in expenses related to the Bank's insurance agency subsidiary, which is included in other expense.

Income Taxes. Tax net operating loss carry forwards were fully utilized during the quarter ended December 31, 2000, causing the Company to begin recognizing income tax expense. Future periods will be impacted by the recognition of federal and state income tax at statutory rates and the reversal of a $252,000 valuation allowance against deferred tax assets. The Company recorded income tax expense of $501,000 for the year ended June 30, 2001. This compares to no income tax expense being recorded during the previous fiscal year.

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

Recent legislation repealed the Office of Thrift Supervision ("OTS") minimum liquidity ratio requirements. OTS regulations now require the Bank to maintain sufficient liquidity to maintain the Bank's safe and sound operation.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $1.6 million and $4.5 million for the years ended June 30, 2001 and 2000, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of securities available-for-sale, offset by principal collections on loans, proceeds from maturation and calls of securities. Net cash from financing activities consisted primarily of activity in deposit accounts and FHLB advances.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At June 30, 2001, cash and short-term investments totaled $26.5 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale, federal funds purchased, and FHLB advances as a source of funds. At June 30, 2001, the Company had the ability to borrow a total of approximately $38.4 million from the Federal Home Loan Bank of Indianapolis. On that date, the Company had $15.0 million of outstanding advances.

At June 30, 2001, the Company had outstanding commitments of $3.5 million to originate loans. These loans are to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through FHLB borrowings. Certificates of deposit which are scheduled to mature in one year or less from June 30, 2001 totaled $72.1 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Company. Based on the foregoing, in addition to the Company's high level of core deposits and capital, the Company considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

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

The Bank is subject to various regulatory capital requirements imposed by the OTS. At June 30, 2001, the Company was in compliance with all applicable capital requirements. See "Regulation - Regulatory Capital Requirements" and "Pro Forma Regulatory Capital Analysis" and Note 13 of the Notes to Consolidated Financial Statements.

Impact of Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations, which requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. Since this accounting standard applies to business combinations initiated after June 30, 2001, it will have no effect on the Company's financial statements unless the Company enters into a business combination transaction.

In July 2001, the FASB also issued SFAS 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement, which for most companies will be January 1, 2002. This pronouncement will not have an effect on the Company's financial statements.

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

                                                                            Year ended June 30,

                                                       -------------------------------------------------------------
                                  At June 30, 2001                  2001                            2000
                                  -----------------    -----------------------------   -----------------------------
                                             Average                         Average                          Average

                                             Yield/   Average                Yield/   Average                 Yield/

                                  Balance      Rate    Balance    Interest     Rate    Balance    Interest      Rate

                                 --------   -------   --------   --------   -------   --------   --------    -------

Interest-earning assets:
      Loans receivable (1)        $112,286     7.92%   $125,882   $ 10,423     8.28%   $145,217   $ 11,739     8.08%
      Mortgage-
        backed securities            1,974     6.34       2,946        187     6.35       3,804        252     6.62
      Securities (2)                49,523     7.46      45,095      2,992     6.63      23,609      1,552     6.57
      Other interest-
        earning assets              21,563     4.20      10,805        879     8.14       7,418        556     7.50
                                  --------             --------   --------             --------   --------

           Total interest-
            earning assets         185,346     7.35     184,728     14,481     7.84     180,048     14,099     7.83
      Non-interest-
        earning assets              19,571               15,243                          10,680
                                  --------             --------                        --------

          Total assets            $204,917             $199,971                        $190,728
                                  ========             ========                        ========

Interest-bearing
  liabilities:
      Deposits:
          NOW accounts            $  8,416     1.23%   $  7,686   $    101     1.31%   $  7,963   $    113     1.42%
          Money market
            accounts                 5,775     2.65       8,574        234     2.73       6,377        167     2.62
          Savings
            accounts                38,951     2.12      39,668        939     2.37      45,480      1,090     2.40
          Certificates
            of deposit              89,981     5.30      91,637      5,147     5.62      95,501      4,766     4.99
                                  --------             --------   --------             --------   --------
            Total
               deposits            143,123     4.09     147,565      6,421     4.35     155,321      6,136     3.95

      FHLB advances
        and other
        borrowed funds              15,100     5.04       7,320        369     5.04       1,300         86     6.62
                                  --------             --------   --------             --------   --------
          Total interest-
            bearing liabilities    158,223     4.18     154,885      6,790     4.38     156,621      6,222     3.97
                                  --------     ----    --------   --------     ----    --------   --------     ----
      Noninterest-
        bearing liabilities          8,624                7,674                           6,386
                                  --------             --------                        --------
          Total liabilities        166,847              162,559                         163,007
      Equity                        38,070               37,412                          27,721
                                  --------             --------                        --------
          Total liabilities
            and equity            $204,917             $199,971                        $190,728
                                  ========             ========                        ========
Net interest income/
  interest rate spread                         3.17%              $  7,691     3.46%              $  7,877     3.86%
                                               ====               ========     ====               ========     ====
Net interest margin/
  interest earning assets                                                      4.16%                          4.37%
                                                                               ====                           ====
Ratio of interest-
  earning assets to
  interest-bearing liabilities                                               119.27%                         114.96%
                                                                             ======                         ======


(1)   Includes loans held for sale.
(2)   Includes FHLB stock.

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

                                                                        Year ended June 30, 2001
                                                                         compared to year ended
                                                                              June 30, 2000
                                                                              -------------
                                                                           Increase (Decrease)
                                                                                 Due to
                                                                                 ------
                                                                Rate             Volume            Total
                                                                -----           -------           -------
                                                                         (Dollars in thousands)
Interest-earning assets:
      Loans receivable                                          $ 279           $(1,595)          $(1,316)
      Mortgage-backed securities                                  (10)              (55)              (65)
      Investment securities                                        15             1,425             1,440
      Other interest-earning assets                                51               272               323
                                                                -----           -------           -------
          Total interest-earning assets                           335                47               382

Interest-bearing liabilities:
      Deposits:
          NOW accounts                                             (8)               (4)              (12)
          Money market accounts                                     7                60                67
          Savings accounts                                        (13)             (138)             (151)
          Certificates of deposit                                 580              (199)              381
      FHLB advances and other borrowed funds                      (25)              308               283
                                                                -----           -------           -------
          Total interest-bearing liabilities                      541                27               568
                                                                -----           -------           -------

            Increase (decrease) in net interest income          $(206)          $    20           $  (186)
                                                                -----           -------           -------

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

The Board has taken a number of steps to manage Security Federal's vulnerability to changes in interest rates. First, Security Federal uses customer service and marketing efforts to increase Security Federal's non-certificate accounts. At June 30, 2001, $59.5 million or 39.8% of Security Federal's deposits consisted of demand, passbook, NOW and money market accounts. Security Federal believes that these accounts represent "core" deposits which are generally somewhat less interest rate sensitive than other types of deposit accounts. Second, while Security Federal continues to originate 30 year fixed rate residential loans, all such loans are sold in the secondary market. Currently, over 49% of Security Federal's loans carry adjustable interest rates. Finally, Security Federal has focused a significant portion of its investment activities on securities with terms of five years or less. At June 30, 2001, $5.0 million or 11% of Security Federal's securities had terms to maturity of five years or less based on their carrying value in addition to Security Federal's mortgage-backed securities which provide for regular principal repayments.

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision adopted a rule incorporating an interest rate risk component into the risk-based capital rules. Using data compiled by the Office of Thrift Supervision, Security Federal receives a report which measures interest rate risk by modeling the change in net portfolio value over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the Office of Thrift Supervision to replace the "gap" analysis, which is the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement. Under Office of Thrift Supervision regulations, an institution with a greater than "normal" level of interest rate risk must take a deduction from total capital for purposes of calculating its risk-based capital. The Office of Thrift Supervision, however, has delayed the implementation of this regulation. An institution with a "normal" level of interest rate risk is defined as one whose "measured interest rate risk" is less than 2.0%. Institutions with assets of less than $300 million and a risk-based capital ratio of more than 12.0% are exempt. Security Federal is exempt because of its asset size and it has greater than 12% risk-based capital. If the proposed regulation was implemented and applied at June 30, 2001, Security Federal believes that its level of interest rate risk would not have caused it to be treated as an institution with greater than "normal" interest rate risk.

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

The Office of Thrift Supervision provides the Company with the information presented in the following table. It presents the change in the Company's net portfolio value at June 30, 2001, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.

                                                                      NPV as % of
    Change in                                                  Portfolio Value of Assets
 Interest Rates                Net Portfolio Value             -------------------------
in Basis Points                -------------------               NPV         Basis Point
 (Rate Shock)      Amount           $ Change        % Change    Ratio          Change
 ------------      ------           --------        --------    -----          ------
                             (Dollars in thousands)
      300         $ 25,265         (10,739)          (29.8)%    12.84%         -431 bp
      200           30,624          (5,380)          (14.9)     15.10          -205 bp
      100           33,444          (2,560)           (7.1)     16.20           -95 bp
   Static           36,004              --              --      17.15            --
     (100)          36,184              180            0.5      17.15             0 bp
     (200)          35,699            (305)           (0.8)     16.89           -26 bp
     (300)          35,177            (827)           (2.3)     16.61           -54 bp

12

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

                                    [GRAPHIC]
                                  CROWE CHIZEK

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors

Security Financial Bancorp, Inc.

St. John, Indiana

We have audited the accompanying consolidated statements of financial condition of Security Financial Bancorp, Inc. and its wholly owned subsidiaries as of June 30, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Financial Bancorp, Inc. and its wholly owned subsidiaries as of June 30, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                          /s/ Crowe, Chizek and Company LLP
                                          ---------------------------------
                                          Crowe, Chizek and Company LLP

Oak Brook, Illinois

August 7, 2001

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2001 AND 2000
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                         2001         2000
                                                                      ---------    ---------
ASSETS
Cash and due from financial institutions                              $   4,938    $   5,149
Interest-bearing deposits in financial institutions                      21,563        4,705
                                                                      ---------    ---------
      Cash and cash equivalents                                          26,501        9,854

Securities available for sale                                            46,197       27,097
Certificates of deposit in other financial institutions                      --        7,000
Loans held for sale                                                       1,139          357
Loans receivable, net                                                   111,147      131,693
Federal Home Loan Bank stock                                              5,300        5,300
Cash surrender value of life insurance                                    6,164           --
Other real estate owned                                                     197          347
Premises and equipment, net                                               5,414        5,483
Accrued interest receivable                                               1,505        1,200
Other assets                                                              1,353        1,715
                                                                      ---------    ---------

      Total assets                                                    $ 204,917    $ 190,046
                                                                      =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
      Demand deposits                                                 $   6,377    $   4,673
      Savings                                                            38,951       41,914
      NOW and money market                                               14,191       13,721
      Time deposits, $100 and over                                       13,616       12,163
      Other time deposits                                                76,365       79,118
                                                                      ---------    ---------
                                                                        149,500      151,589

Federal Home Loan Bank advances                                          15,000           --
Other borrowed funds                                                        100          200
Advances from borrowers for taxes and insurance                             428          491
Accrued interest payable and other liabilities                            1,819        1,280
                                                                      ---------    ---------
      Total liabilities                                                 166,847      153,560

Stockholders' equity
      Preferred stock: $ .01 par value per share, 1,000,000 shares,
        authorized; no shares issued                                         --           --
      Common stock $.01 par value per share, 4,000,000 shares
        authorized, 1,938,460 shares issued and outstanding                 194          194
      Additional paid-in-capital                                         18,461       18,395
      Unearned ESOP shares                                               (1,396)      (1,499)
      Retained earnings, substantially restricted                        20,940       19,570
      Accumulated other comprehensive loss                                 (129)        (174)
                                                                      ---------    ---------
         Total stockholders' equity                                      38,070       36,486
                                                                      ---------    ---------

             Total liabilities and stockholders' equity               $ 204,917    $ 190,046
                                                                      =========    =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30, 2001 AND 2000
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                  2001      2000
                                                                -------   -------
Interest and dividend income
      Loans, including fees                                     $10,423   $11,739
      Securities                                                  3,179     1,804
      Other interest-earning assets                                 879       556
                                                                -------   -------
                                                                 14,481    14,099

Interest expense
      Deposits                                                    6,421     6,136
      Federal Home Loan Bank advance and other borrowed funds       369        86
                                                                -------   -------
                                                                  6,790     6,222
                                                                -------   -------

Net interest income                                               7,691     7,877

Provision for loan losses                                           180       225
                                                                -------   -------

Net interest income after provision for loan losses               7,511     7,652

Noninterest income
      Service charges and other fees                                255       220
      Loan charges and servicing fees                               149       154
      Gain on sale of loans from secondary market activities         83       115
      Gain on sale of mortgage servicing rights                      --       141
      Gain on sale of other real estate owned                        15       105
      Other                                                         571       193
                                                                -------   -------
                                                                  1,073       928

Noninterest expense
      Compensation and benefits                                   3,282     3,948
      Occupancy and equipment                                     1,392     1,518
      SAIF deposit insurance premium                                 30        91
      Advertising and promotions                                    184       253
      Data processing                                               520       583
      Other                                                       1,305     1,209
                                                                -------   -------
                                                                  6,713     7,602
                                                                -------   -------

Income before income taxes                                        1,871       978

Income tax                                                          501        --
                                                                -------   -------

Net income                                                      $ 1,370   $   978
                                                                =======   =======

Basic and diluted earnings per share                            $   .76       .34

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED JUNE 30, 2001 AND 2000
(DOLLARS IN THOUSANDS)

                                                                                   Accumulated
                                              Additional                              Other
                                     Common     Paid-in    Unearned    Retained   Comprehensive      Total
                                      Stock     Capital      ESOP      Earnings       Loss          Equity
                                     ------   ----------   --------    --------   -------------    --------
Balance at July 1, 1999              $   --   $       --   $     --    $ 18,592   $         (60)   $ 18,532

Issuance of common stock,
  net of conversion costs               194       18,384     (1,551)         --              --      17,027

ESOP shares earned                       --           11         52          --              --          63

Comprehensive income:
      Net income                         --           --         --         978              --         978

      Change in unrealized
        loss on securities
        available for sale               --           --         --          --            (114)       (114)
                                                                                                   --------
        Total comprehensive income                                                                      864
                                     ------   ----------   --------    --------   -------------    --------

Balance at June 30, 2000                194       18,395     (1,499)     19,570            (174)     36,486

ESOP shares earned                       --           66        103          --              --         169

Comprehensive income:
      Net income                         --           --         --       1,370              --       1,370

      Change in unrealized
        gain on securities
        available for sale               --           --         --          --              45          45
                                                                                                   --------

        Total comprehensive income                                                                    1,415
                                     ------   ----------   --------    --------   -------------    --------

Balance at June 30, 2001             $  194   $   18,461   $ (1,396)   $ 20,940   $        (129)   $ 38,070
                                     ======   ==========   ========    ========   =============    ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2001 AND 2000
(DOLLARS IN THOUSANDS)

                                                                              2001        2000
                                                                            --------    --------
Cash flows from operating activities
      Net income                                                            $  1,370    $    978
      Adjustments to reconcile net income to net cash from
        operating activities
         Depreciation                                                            629         640
         Provision for loan losses                                               180         225
         Gain on sale of other real estate owned                                 (15)       (105)
         Origination and purchase of loans held for sale                      (9,828)     (1,440)
         Proceeds from sales of loans held for sale                            9,129       1,551
         Change in mortgage loan servicing rights                                 --         (61)
         Gain on sale of loans from secondary market activities                  (83)       (115)
         (Gain) loss on sale of mortgage servicing rights                         --        (141)
         Amortization of mortgage loan servicing rights                           --         156
         Proceeds from sales of mortgage servicing rights                         --       4,044
         Accretion of discount on securities                                    (434)       (281)
         ESOP expense                                                            169          63
         Increase in cash surrender value of life insurance                     (163)         --
         Change in accrued interest receivable                                  (305)       (166)
         Change in accrued interest payable                                       70         (31)
         Change in other assets                                                  362        (273)
         Change in other liabilities                                             469        (519)
                                                                            --------    --------
           Net cash from operating activities                                  1,550       4,525

Cash flows from investing activities
      Change in certificates of deposit in other financial institutions        7,000      (7,000)
      Proceeds from maturities and calls of securities available for sale     32,846      11,092
      Principal payments on securities available for sale                      1,646       1,318
      Purchase of securities available for sale                              (53,083)    (21,583)
      Purchases of loans                                                     (11,494)    (20,101)
      Change in loans                                                         31,565      38,544
      Investment in life insurance                                            (6,001)         --
      Change in premises and equipment, net                                     (560)       (357)
                                                                            --------    --------
      Proceeds from sale of other real estate                                    430       1,085
         Net cash from investing activities                                    2,349       2,998

Cash flows from financing activities
      Change in deposits                                                      (2,089)    (14,128)
      Proceeds from stock issuance, net                                           --      17,027
      Change in advance payments by borrowers for taxes and insurance            (63)       (288)
      Proceeds from advances from Federal Home Loan Bank and
        other borrowings                                                      15,000         200
      Repayments of advances from Federal Home Loan Bank and
                                                                            --------    --------
        other borrowings                                                        (100)     (5,000)
                                                                            --------    --------
         Net cash from financing activities                                   12,748      (2,189)

(Continued)

YEARS ENDED JUNE 30, 2001 AND 2000
(DOLLARS IN THOUSANDS)

                                                                              2001        2000
                                                                            --------    --------
Net change in cash and cash equivalents                                     $ 16,647    $  5,334

Cash and cash equivalents at beginning of year                                 9,854       4,520
                                                                            --------    --------

Cash and cash equivalents at end of year                                    $ 26,501    $  9,854
                                                                            ========    ========

Supplemental disclosures of cash flow information
      Cash paid during the year for
         Interest                                                           $  6,720    $  6,253
         Income taxes                                                            711         272

      Transfer from loans to other real estate                                   295       1,032

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Table amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The accompanying consolidated financial statements include the accounts of Security Financial Bancorp, Inc. ("the Company") and its wholly owned subsidiary, Security Federal Bank, a Federal Savings Bank ("the Bank"). The Boulevard, Inc., Strategic Financial Corporation, and Family Home Service Corporation, Inc. are all wholly owned subsidiaries of the Bank. All significant intercompany transactions and balances are eliminated in consolidation.

The Bank is a federally chartered stock savings bank and a member of the Federal Home Loan Bank (FHLB) system. The Bank maintains insurance on savings accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation.

The Bank is engaged in the business of residential, commercial, and consumer lending to customers located primarily in northwest Indiana and Will and Cook Counties, Illinois. These communities are the source of substantially all of the Bank's deposit and lending activities. Mortgage loans originated for resale are originated primarily through its retail banking locations. The Bank also purchases loans through approximately five correspondent relationships. The Boulevard, Inc. sells insurance and brokerage services. Strategic Financial Corporation and Family Home Service Corporation, Inc. are both inactive.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan loses, fair value of loans held for sale, fair value of financial instruments, and realization of deferred tax assets are particularly subject to change.

Statement of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions, and short-term interest-bearing deposits in financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, and deposits made with other financial institutions.

Securities: Securities are classified as available for sale since the Company may decide to sell those securities for changes in market interest rates, liquidity needs, changes in yields on alternative investments, and for other reasons. They are carried at fair value. Unrealized gains and losses on securities available for sale are charged or credited to a valuation allowance, which is included as a separate component of equity, net of taxes. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Federal Home Loan Bank stock is carried at cost.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature, such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the costs of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Earnings Per Common Share: Earnings per share reflect the earnings available to common stockholders for the year divided by the weighted average number of common shares outstanding during the year. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Premises and Equipment: Land is carried at cost. Buildings, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Maintenance and repairs are expensed and improvements are capitalized.

Comprehensive Income (Loss): Comprehensive income consists of net income and unrealized gains and losses on securities available for sale.

Reclassifications: Certain reclassifications were made to the prior year financial statements to conform to the 2001 presentation.

NOTE 2 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows as of June 30:

                                                                  2001
                                             -----------------------------------------------
                                                          Gross         Gross
                                             Amortized  Unrealized    Unrealized      Fair
                                               Cost       Gains         Losses       Value
                                             ---------  ----------    ----------    --------
      U.S. government and federal agencies   $ 44,447   $       88    $     (312)   $ 44,223
      Mortgage-backed securities - issued
        by FHLMC and FNMA                       1,965           14            (5)      1,974
                                             --------   ----------    ----------    --------

                                             $ 46,412   $      102    $     (317)   $ 46,197
                                             ========   ==========    ==========    ========

                                                                  2000
                                             -----------------------------------------------
                                                          Gross         Gross
                                             Amortized  Unrealized    Unrealized      Fair
                                               Cost       Gains         Losses       Value
                                             ---------  ----------    ----------    --------
      U.S. government and federal agencies   $ 23,776   $       --    $     (245)   $ 23,531
      Mortgage-backed securities - issued
        by FHLMC and FNMA                       3,611            1           (46)      3,566
                                             --------   ----------    ----------    --------

                                             $ 27,387   $        1    $     (291)   $ 27,097
                                             ========   ==========    ==========    ========

Amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.

                                                         June 30, 2001
                                                    ----------------------
                                                    Amortized        Fair
                                                      Cost          Value
                                                    ---------      -------

      Due in one year or less                        $ 2,978       $ 2,990
      Due in one to five years                         2,000         2,001
      Due in six to ten years                         16,990        16,971
      Due after ten years                             22,479        22,261
      Mortgage-backed securities                       1,965         1,974
                                                     -------       -------

                                                     $46,412       $46,197
                                                     =======       =======

There were no sales of securities during 2001 or 2000.

Securities with an amortized cost of $41,740,000 and a carrying value of $41,233,000 contained call features at the option of the issuers.

NOTE 3 - LOANS RECEIVABLE, NET

Loans receivable at June 30 are summarized as follows:

                                                             2001         2000
                                                         ---------    ---------
Mortgage loans
    Secured by one-to-four-family residences             $  59,568    $  76,050
    Secured by commercial and multi-family properties       18,509       18,045
Construction loans                                           1,107          767
Automobile loans                                             4,709        9,378
Home equity and second mortgage loans                       13,146       16,031
Commercial loans                                            14,023       11,837
Other consumer loans                                         1,697        1,118
                                                         ---------    ---------
                                                           112,759      133,226
Net deferred loan origination fees                            (126)         (84)
Allowance for loan losses                                   (1,486)      (1,449)
                                                         ---------    ---------

                                                         $ 111,147    $ 131,693
                                                         =========    =========

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                             2001         2000
                                                         ---------    ---------

    Balance at beginning of year                         $   1,449    $   1,469
    Provision charged to income                                180          225
    Charge-offs                                               (264)        (291)
    Recoveries on loans previously charged off                 121           46
                                                         ---------    ---------

        Balance at end of year                           $   1,486    $   1,449
                                                         =========    =========

There were no loans considered impaired as of or for the years ended June 30, 2001 and 2000.

Nonaccrual loans for which interest has been reduced totaled approximately $1,994,000 and $1,780,000 at June 30, 2001 and 2000.

The Company's lending activities have been concentrated primarily in Lake and Porter Counties, Indiana and Cook County, Illinois. The largest portion of the Company's loans are originated for the purpose of enabling borrowers to purchase residential and real estate property secured by first liens on such property. At June 30, 2001, approximately 53% of the Company's loans were secured by owner-occupied, one-to-four-family residential property. The Company requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

NOTE 4 - MORTGAGE LOAN SERVICING RIGHTS

During 2000, the Bank sold its remaining servicing assets with a carrying value of $3,864,000, resulting in a gain of $141,000 after selling expenses. The principal amount of loans related to these servicing rights totaled approximately $320 million. All loans originated for sale in 2001 were sold with servicing released.

Following is an analysis of the changes in mortgage loan servicing rights for the year ended June 30, 2000.

      Balance at July 1, 1999                                     $ 3,959
      Additions                                                        61
      Sales of servicing rights                                    (3,864)
      Amortization                                                   (156)
                                                                  -------

      Balance, June 30, 2000                                      $    --
                                                                  =======

NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 are summarized as follows:

                                                          2001       2000
                                                         ------     ------
      Cost
          Land                                           $  771     $  752
          Buildings and leasehold improvements            5,255      5,146
          Furniture, fixtures, and equipment              3,111      3,002
                                                         ------     ------
                                                          9,137      8,900
          Less accumulated depreciation                   3,723      3,417
                                                         ------     ------

                                                         $5,414     $5,483
                                                         ======     ======

NOTE 6 - DEPOSITS

At June 30, 2001, scheduled maturities of certificates of deposit are as follows:

      2002                         $ 72,095
      2003                           13,523
      2004                            3,156
      2005                              653
      2006 and thereafter               554
                                   --------

                                    $ 89,981
                                   ========

NOTE 7 - BORROWED FUNDS

The $15,000,000 Federal Home Loan Bank (FHLB) advance has a fixed rate of 5.05% and matures January 8, 2004. On January 8, 2002, the FHLB has the option to convert the entire advance to an adjustable rate repricing quarterly at three-month LIBOR plus 200 basis points.

All Federal Home Loan Bank stock owned by the Bank and all mortgage loans and mortgage-backed securities not otherwise pledged are pledged to the Federal Home Loan Bank of Indianapolis to secure advances. In addition, the Bank had an undrawn line of credit for $5,000,000 as of June 30, 2001 with the Federal Home Loan Bank of Indianapolis. This line matures on June 5, 2002, has a variable interest rate, and is also secured by the collateral listed above.

NOTE 8 - EMPLOYEE BENEFITS

The Bank is part of a noncontributory multi-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund (FIRF). Benefits of the plan are funded through payments to FIRF, which does not report relative plan assets and actuarial liabilities of the individual participating financial institutions. In November 2000, the Board of Directors amended the Plan to reduce the future benefit accrual rate. Pension expense totaled $119,000 and $268,000 for the years ended June 30, 2001 and 2000.

The Bank maintains a 401(k) profit sharing plan covering substantially all employees. The plan allows participant salary deferrals into the plan, as well as contributions made at the discretion of the Board of Directors. The Bank made no contributions to the plan for 2001 and 2000.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

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

During 2001 and 2000, 10,338 and 5,169 shares of stock with an average fair value of $16.37 and $12.09 were committed to be released, resulting in an ESOP compensation expense of $169,000 and $63,000, respectively.

Shares held by the ESOP at June 30 are as follows:

                                                         2001         2000
                                                     --------     --------

      Allocated shares                                 15,507        5,169
      Unallocated shares                              139,569      149,907
                                                     --------     --------

          Total ESOP shares                           155,076      155,076
                                                     ========     ========

      Fair value of unallocated shares               $  2,424     $  2,117
                                                     ========     ========

NOTE 10 - OTHER STOCK-BASED COMPENSATION PLANS

The Company has a stock option plan under the terms of which 193,846 shares of the Company's common stock were reserved for issuance. The options become exercisable on a cumulative basis in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

A summary of the status of the Company's stock option plan and changes during the year are presented below:

                                                                      Weighted-
                                                           June 30,    Average
                                                               2001     Exercise
                                                            Shares      Price
                                                           -------    ---------

Outstanding at beginning of year                                --   $      --
Granted                                                    161,614       16.88
Exercised                                                       --          --
Forfeited                                                       --
                                                           -------

    Outstanding at end of year                             161,614       16.88
                                                           =======

Options exercisable at end of year                              --
Weighted-average fair value of options granted during year           $    6.86
Average remaining option term                                         10 years

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. The Company is required to determine the fair value at the grant dates for awards under the plan consistent with the method in SFAS No. 123, Accounting for Stock-Based Compensation, and determine the pro forma affects on net income. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Because the options were not granted until June 26, 2001, the pro forma effect under SFAS No. 123 would not be material to these financial statements.

The Black-Scholes option pricing valuation model was used in estimating the fair value of the options. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

      Date of grant                                                June 26, 2001
      Options granted                                                    161,614
      Estimated fair value of stock options granted:               $        6.86
          Assumptions used:
              Risk-free interest rate                                      5.28%
              Expected option life                                       7 years
              Expected stock price volatility                             25.13%
              Expected dividend yield                                      0.00%

The Company adopted a Management Recognition and Retention Plan (MRP). In 2001, the Board of Directors awarded 66,834 shares of common stock of the Corporation, at an average cost of $16.88 per share, to be awarded to directors and key employees. These shares vest over a five-year period. As of June 30, 2001, the Company had not purchased the shares necessary for distribution under the MRP plan.

NOTE 11 - INCOME TAXES

Income tax expense for the years ended June 30 is summarized as follows:

                                                               2001     2000
                                                              -----    -----
      Federal
          Current                                             $ 696    $ 327
          Deferred                                              (28)      88
      State
          Current                                                85       --
      Change in valuation allowance for deferred tax assets    (252)    (415)
                                                              -----    -----

          Income tax                                          $ 501    $  --
                                                              =====    =====

The total income tax benefit differed from the amounts computed by applying the federal income tax rate at June 30 to income before income taxes as a result of the following:

                                                              2001     2000
                                                             -----    -----

      Income taxes (benefit) at statutory rate of 34%        $ 636    $ 333
      State income taxes (benefit), net of federal benefit      80       56
      Other items, net                                          37       26
      Increase (decrease) in valuation allowance              (252)    (415)
                                                             -----    -----

          Income tax                                         $ 501    $  --
                                                             =====    =====

The components of the net deferred taxes as of June 30 are as follows:

                                                              2001     2000
                                                             -----    -----

      Allowance for loan losses                              $ 589    $ 574
      Deferred loan fees                                        50       33
      Deferred compensation plans                               51       75
      Benefit of net operating loss carryforward                --       23
      Unrealized loss on securities available for sale          86      116
      Other, net                                                46       20
                                                             -----    -----
                                                               822      841
      Bad debt recapture                                      (112)    (149)
      Other, net                                               (57)     (37)
                                                             -----    -----
                                                              (169)    (186)
                                                             -----    -----
                                                               653      655
      Valuation allowance for deferred tax assets               --     (252)

                                                             $ 653    $ 403
                                                             =====    =====

Retained earnings at June 30, 2001 and 2000 includes approximately $2,935,000 of bad debt deductions for tax years prior to 1987 for which no deferred federal income tax liability has been recorded. This deferred federal income tax liability would approximate $998,000. Tax legislation passed in August 1996 requires all thrift institutions to deduct a provision for bad debts for tax purposes based on the actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1987.

NOTE 12 - EARNINGS PER SHARE

The following table presents a reconciliation of the components used to compute basic and diluted earnings per share for the year ended June 30, 2001 and the period from January 5, 2000 to June 30, 2000:

                                                                         2001      2000
                                                                      -------   -------
      Basic and diluted earnings per share
          Net income as reported                                      $ 1,370   $   978
          Earnings prior to conversion to a stock form of ownership        --      (363)
                                                                      -------   -------
          Net income available to common stockholders                   1,370       615
          Weighted average common shares outstanding                    1,794     1,786

          Basic and diluted earnings per share                        $   .76   $   .34
                                                                      =======   =======

Options to purchase 161,614 shares of common stock at an average price of $16.88 per share were outstanding at June 30, 2001 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and the options were, therefore, antidilutive.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual and required capital amounts and rates are presented below (in thousands):

                                                                                      Requirement
                                                                                       to Be Well
                                                              Requirement          Capitalized Under
                                                              for Capital          Prompt Corrective
                                         Actual            Adequacy Purposes       Action Provisions
                                    ---------------        -----------------       -----------------
                                    Amount    Ratio         Amount    Ratio         Amount    Ratio
                                    ------    -----         ------    -----         ------    -----
As of June 30, 2001
    Total Capital (to
        risk-weighted assets)      $29,129      25.2%      $ 9,250       8.0%      $11,563      10.0%
    Tier 1 Capital (to
        risk-weighted assets)       27,923      24.1         4,625       4.0         6,938       6.0
    Core Capital (to
        adjusted assets)            27,923      13.9         8,026       4.0        10,032       5.0

As of June 30, 2000
    Total Capital (to
        risk-weighted assets)      $27,606      23.6%      $ 9,373       8.0%      $11,717      10.0%
    Tier 1 Capital (to
        risk-weighted assets)       26,506      22.6         4,687       4.0         7,030       6.0
    Core Capital (to
        adjusted assets)            26,506      14.5         7,321       4.0         9,151       5.0

NOTE 14 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Company has the following commitments outstanding at June 30:

                                                  2001     2000
                                                 ------   ------

      Commitments to fund loans                  $3,546   $1,308
      Unused lines of credit                      4,103    3,101
      Letters of credit                           1,780    1,500
      Commitments to sell loans and loan pools    1,139      357

Since certain commitments to make loans and lines of credit to fund loans in process expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments used to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded on the consolidated balance sheet.

As of June 30, 2001, fixed rate commitments to fund loans amounted to approximately $1,290,000. The interest rates on fixed rate commitments ranged from 6.50% to 8.50%. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

Three of the Bank's branch facilities are leased under noncancelable lease agreements which expire between 2002 and 2019. In addition to the monthly rent, the Bank is charged its proportionate share of taxes and maintenance.

The future minimum commitments under the noncancelable leases at June 30 were:

      2002                                                          $     226
      2003                                                                228
      2004                                                                230
      2005                                                                232
      2006                                                                235
      Thereafter                                                          993
                                                                    ---------

                                                                    $   2,144
                                                                    =========

Rent expense approximated $242,000 and $293,000 for the years ended June 30, 2001 and 2000.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying values of the Company's financial instruments at June 30, 2001 and 2000. Items that are not financial instruments are not included.

                                                           June 30,
                                       ------------------------------------------------
                                               2 0 0 1                   2 0 0 0
                                       ----------------------    ----------------------
                                       Carrying     Estimated    Carrying     Estimated
                                        Amount      Fair Value    Amount      Fair Value
                                        ------      ----------    ------      ----------
Financial assets
    Cash and cash equivalents          $  26,501    $  26,501    $   9,854    $   9,854
    Certificates of deposit in other
      financial institutions                  --           --        7,000        7,000
    Securities available for sale         46,197       46,197       27,097       27,097
    Federal Home Loan Bank stock           5,300        5,300        5,300        5,300
    Loans held for sale                    1,139        1,139          357          357
    Loans receivable, net                111,147      108,194      131,693      129,755
    Accrued interest receivable            1,505        1,505        1,200        1,200
Financial liabilities
    Demand deposits                    $  (6,377)   $  (6,377)   $  (4,673)   $  (4,673)
    Savings, NOW, and MMDA
      deposits                           (53,142)     (53,142)     (55,635)     (55,635)
    Time deposits                        (89,981)     (90,730)     (91,281)     (91,018)
    Federal Home Loan Bank advances      (15,000)     (14,392)          --           --
    Other borrowed funds                    (100)        (100)        (200)        (200)
    Advances from borrowers for
      taxes and insurance                   (428)        (428)        (491)        (491)
    Accrued interest payable                 (98)         (98)         (28)         (28)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2001 and 2000. The estimated fair value for cash, cash equivalents and certificates of deposit at other financial institutions is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value of stock in Federal Home Loan Bank is considered to approximate cost. The estimated fair value of loans held for sale is based on quoted market values for equivalent loans. The estimated fair value for loans receivable is based on estimates of the rate the Company would charge for similar loans at June 30, 2001 and 2000, applied for the estimated time period until the loan is assumed to reprice or be paid.

The estimated fair value for demand, savings, NOW, and MMDA deposits and advances from borrowers for taxes and insurance is based on their carrying value. The estimated fair value for time deposits, Federal Home Loan Bank advances, and borrowed funds is based on estimates of the rate the Company would pay on such deposits and borrowed funds at June 30, 2001 and 2000, applied for the time period until maturity. The estimated fair values for other financial instruments and off-balance-sheet loan commitments approximate cost at June 30, 2001 and 2000 and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2001 and 2000, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at June 30, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

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

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related taxes were as follows:

                                                                  2001     2000
                                                                 -----    -----
      Unrealized holding gains (losses) on securities
        available for sale                                       $  75    $(230)
      Tax effect                                                   (30)     116
                                                                 -----    -----

      Other comprehensive income (loss)                          $  45    $(114)
                                                                 =====    =====

NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, income, and cash flows for Security Financial Bancorp, Inc.

                   CONDENSED STATEMENT OF FINANCIAL CONDITION
                             June 30, 2001 and 2000

                                                            2001      2000
                                                          -------   -------
ASSETS
Cash and cash equivalents                                 $ 4,076   $ 1,466
Securities available for sale                               3,985     1,996
Certificates of deposit in other financial institutions        --     5,000
ESOP loan                                                   1,466     1,523
Investment in bank subsidiary                              27,800    26,335
Accrued interest receivable and other assets                  798       213
                                                          -------   -------

      Total assets                                        $38,125   $36,533
                                                          =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                         $    55   $    47
Stockholders' equity                                       38,070    36,486
                                                          -------   -------

      Total liabilities and stockholders' equity          $38,125   $36,533
                                                          =======   =======

                          CONDENSED STATEMENT OF INCOME
    Year ended June 30, 2001 and the period January 5, 2000 to June 30, 2000

                                                                            2001        2000
                                                                          --------    --------
Interest income                                                           $    591    $    295

Other expenses                                                                 389         147
                                                                          --------    --------

Income before income taxes and equity in undistributed
  earnings of bank subsidiary                                                  202         148

Income taxes                                                                    80          59
                                                                          --------    --------

Income before equity in undistributed earnings of
  bank subsidiary                                                              122          89

Equity in undistributed earnings of bank subsidiary                          1,248         526
                                                                          --------    --------

Net income                                                                $  1,370    $    615
                                                                          ========    ========

                        CONDENSED STATEMENT OF CASH FLOWS Year ended June 30, 2001 and the period January 5, 2000 to June 30, 2000

Cash flows from operating activities
      Net income                                                          $  1,370    $    615
      Adjustments to reconcile net income to net cash
       from operating activities
         Equity in undistributed earnings of bank subsidiary                (1,248)       (526)
         Change in
           Other assets                                                       (583)       (213)
           Other liabilities                                                     8          48
                                                                          --------    --------
             Net cash from operating activities                               (453)        (76)

Cash flows from investing activities
      Purchase of securities available for sale                             (3,994)     (2,000)
      Proceeds from maturities and calls of securities
        available-for-sale                                                   2,000          --
      ESOP loan                                                                 --      (1,551)
      Payment received on loan to ESOP                                          57          28
      Change in certificates of deposit in other financial institutions      5,000      (5,000)
      Purchase of subsidiary bank stock                                         --      (8,513)
                                                                          --------    --------
         Net cash from investing activities                                  3,063     (17,036)

Cash flows from financing activities
      Proceeds from stock issuance, net of costs                                --      18,578
                                                                          --------    --------
         Net cash from financing activities                                     --      18,578
                                                                          --------    --------

Net change in cash and cash equivalents                                      2,610       1,466

Cash and cash equivalents at beginning of year                               1,466          --
                                                                          --------    --------

Cash and cash equivalents at end of year                                  $  4,076    $  1,466
                                                                          ========    ========

NOTE 18 - CONVERSION

On January 5, 2000, the Bank completed its conversion from a federally chartered mutual savings bank to a federal stock savings bank. The conversion was accomplished through the amendment of the Bank's charter to stock form, the formation of Security Financial Bancorp, Inc., which acquired 100% of the Bank's outstanding common stock upon the conversion of the Bank from mutual to stock form, and the sale of the Company's common stock in an amount equal to the pro forma market value of the Bank after giving effect to the conversion.

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

The Bank may not declare or pay cash dividends on or repurchase any of its shares of capital stock if the effect thereof would cause its net worth to be reduced below applicable regulatory requirements or the amount of the liquidation accounts of such a declaration and payment would otherwise violate regulatory requirements.

DIRECTORS AND OFFICERS

Directors of Security Financial
Bancorp, Inc. and
Security Federal Bank & Trust
-----------------------------

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

Robert L. Lauer
    Vice President of Investments
    and Assistant Branch Manager,
    A.G. Edwards & Sons, Inc.

John Wm. Palmer
    Managing Member,
    PL Capital, LLC

Philip T. Rueth
    Certified Public Accountant,
    Partner of Steiber, Rueth & Co.

Robert A. Vellutini
    Vice President of Investments,
    A.G. Edwards & Sons, Inc.

Principal Officers of
Security Financial Bancorp, Inc.
--------------------------------

John P. Hyland
    President and Chief Executive Officer

Patrick J. Hunt
    Executive Vice President and
    Chief Financial Officer

Lawrence R. Parducci
    Corporate Secretary

Principal Officers of
Security Federal Bank & Trust
-----------------------------

John P. Hyland
    President and Chief Executive Officer

Patrick J. Hunt
    Executive Vice President and
    Chief Financial Officer

John F. Nicholas
    Executive Vice President,
    Business Development

Kevin Dunn
    Executive Vice President,
    Consumer and Real Estate Lending

Joann Gonzalez-Duhon
    Executive Vice President and
    Assistant Secretary, Retail Operations

Joann Halterman
    Vice President and Assistant Secretary,
    Human Resources and Marketing

Kent R. Huntoon
    Vice President and General Manager of
    The Boulevard, Inc.

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 8:30 a.m. Central time, on October 23, 2001 at the main office of the Company located at 9321 Wicker Avenue, St. John, Indiana 46373.

Stock Listing

Security Financial Bancorp, Inc. common stock is traded on the NASDAQ SmallCap Market under the symbol "SFBI."

Price Range of Common Stock

The high and low per share price of the common stock for each quarter since the common stock began trading on January 5, 2000 was as follows:

                                                             High         Low
                                                           --------     --------
2000
    Third quarter                                          $  12.00     $   9.00
    Fourth quarter                                            14.56        11.94

2001
    First quarter                                             17.50        14.00
    Second quarter                                            16.75        14.50
    Third quarter                                             16.81        15.75
    Fourth quarter                                            17.37        16.25

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The closing sale price of Security Financial Bancorp, Inc.'s common stock on June 30, 2001 was $17.37.

At September 14, 2001, there were 1,935,460 shares of Security Financial Bancorp, Inc. common stock outstanding (including unallocated ESOP shares) and there were 426 holders of record.

Stockholders and General Inquiries              Transfer Agent

Joann Halterman                                 Registrar and Transfer Company
Security Financial Bancorp, Inc.                10 Commerce Drive
9321 Wicker Avenue                              Cranford, NJ 07016
St. John, Indiana 46373                         1-800-368-5948
(219) 365-4344

Annual and Other Reports

A copy of the Security Financial Bancorp, Inc.'s Annual Report on Form 10-KSB without exhibits for the year ended June 30, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Joann Halterman, Security Financial Bancorp, Inc., 9321 Wicker Avenue, St. John, Indiana 46373.

                                     [LOGO]
                                     ------
                                    SECURITY
                                    --------
                                  FEDERAL BANK
                                     & TRUST
                                    -------

                                   MAIN OFFICE
                                   -----------
                               9321 Wicker Avenue
                             St. John, Indiana 46373

                                 BRANCH OFFICES
                                 --------------
                                   Chesterton
                            552A Indian Boundry Road
                            Chesterton, Indiana 46304

                                  East Chicago
                             4518 Indianapolis Blvd.
                           East Chicago, Indiana 46312

                                     Hammond
                               7007 Calumet Avenue
                             Hammond, Indiana 46324

                                    Highland
                                 2930 Ridge Road
                             Highland, Indiana 46322

                                     Lowell
                           2090 East Commercial Avenue
                              Lowell, Indiana 46356

                                    [GRAPHIC]

                                                                   Member [LOGO]
                                                                            FDIC


36